SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM 1-A /A

24-4426

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



02000265

ROYAL FINANCE COMPANY, INC.
(Exact name of issuer as specified in its charter)

ALABAMA
(State or other jurisdiction of incorporation or organization)

1255 Rucker Boulevard
Enterprise, Alabama 36330
(334) 348-9970
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Offices)

Nicholas R. Ash
Chief Executive Officer
1255 Rucker Boulevard
Enterprise, Alabama 36330
(334) 348-9970
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of Communications To:
John H. Cooper, Esq.
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, Alabama 35255-5727
Tel: (205) 930-5100
Fax: (205) 930-5101

6199	**63-1203425**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART 1
NOTIFICATION

Item 1. Significant Parties.

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
Nicholas R. Ash	1255 Rucker Boulevard Enterprise, Alabama 36330	1376 Swallow Lane Birmingham, Alabama 35213
Billy G. Giles	131 North Memorial Drive Prattville, Alabama 36067	3180 Highway 14 West Autaugaville, Alabama 36003

(b) The names and business and residential addresses of the issuer's officers are as follows:

Officer	Business Address	Residential Address
Nicholas R. Ash *Chief Executive Officer and Secretary*	1255 Rucker Boulevard Enterprise, Alabama 36330	1376 Swallow Lane Birmingham, Alabama 35213
Billy G. Giles *President and Treasurer*	131 North Memorial Drive Prattville, Alabama 36067	3180 Highway 14 West Autaugaville, Alabama 36003

(c) Not Applicable.

(d) The names and business and residential addresses of the record owners of five percent or more of any class of the issuer's equity securities are as follows:

Record Owner	Business Address	Residential Address
Nicholas R. Ash	1255 Rucker Boulevard Enterprise, Alabama 36330	1376 Swallow Lane Birmingham, Alabama 35213
Billy G. Giles	131 North Memorial Drive Prattville, Alabama 36067	3180 Highway 14 West Autaugaville, Alabama 36003

(e) The names and business and residential addresses of the beneficial owners of five percent or more of any class of the issuer's equity securities are as follows:

Beneficial Owner	Business Address	Residential Address
Nicholas R. Ash	1255 Rucker Boulevard Enterprise, Alabama 36330	1376 Swallow Lane Birmingham, Alabama 35213
Billy G. Giles	131 North Memorial Drive Prattville, Alabama 36067	3180 Highway 14 West Autaugaville, Alabama 36003

(f) Not Applicable.

(g) Royal Insurance Agency, Inc. is a wholly owned subsidiary of the Company with its principal business office located at 604 South Daleville Avenue, Daleville, Alabama 36322.

(h) The name and business address of counsel to the issuer with respect to the proposed offering are as follows:

Counsel	Business Address
Sirote & Permutt, P.C.	2311 Highland Avenue South Birmingham, Alabama 35205

(i) Not Applicable.

(j) Not Applicable.

(k) Not Applicable.

(l) Not Applicable.

(m) Not Applicable.

Item 2. Application of Rule 262.

(a) None of the individuals or entities identified in response to Item 1 are subject to any disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales.

The proposed offering does not involve the resale of securities by any affiliate of the issuer.

Item 4. Jurisdiction in Which Securities Are to be Offered.

(a) The securities will not be offered by underwriters, dealers or sales persons in any jurisdictions.

(b) The securities will be offered and sold solely in the State of Alabama. Pursuant to Rule 251 of Regulation A under the Securities Act of 1933, and subject to the securities laws of the State of Alabama, upon the filing of the Offering Statement with the Securities and Exchange Commission, the securities will be offered through promotional information in the issuer's offices and traditional advertising means such as radio and newspapers. All such mediums of advertisement will provide information as to the availability and location of the Preliminary Offering Circular and/or Final Offering Circular. No sales will be consummated until such time as the Offering Statement has been deemed qualified by both the Securities and Exchange Commission and the Alabama Securities Commission and an Offering Circular is furnished to the prospective purchaser within 48 hours prior to the confirmation of sale to that person. Nicholas R. Ash, Chief Executive Officer of the Company, will conduct the Offering on behalf of the Company.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

Item 6. Other Present or Proposed Offerings.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a)

(1) Not Applicable.
(2) Not Applicable.
(3) Not Applicable.

(b) Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

Item 9. Use of Solicitation of Interest Document.

Not Applicable.

Offering Circular dated January 15, 2002

ROYAL FINANCE COMPANY, INC.
1255 Rucker Boulevard
Enterprise, Alabama 36330

$500,000.00

Non-Negotiable, Four-Year, Subordinated, Unsecured Notes
Interest Payable January 1, April 1, July 1 and October 1at varying rates tied to Prime

Royal Finance Company, Inc., an Alabama corporation (the "Company"), formed in 1998 is offering for sale $500,000.00 of Non-Negotiable, Four-Year, Subordinated, Unsecured Notes (the "Notes"), with interest payable at varying rates from the Prime Rate to the Prime Rate plus 3%, depending upon the date demand for payment may be made. Notes on which demand for payment may be made on each 6-month anniversary date will bear interest at the Prime Rate. Notes on which demand for payment may be made on each 1-year anniversary date will bear interest at the Prime Rate plus 1%. Notes on which demand for payment may be made on each 2-year anniversary date will bear interest at the Prime Rate plus 2% . Notes on which demand for payment may be made on the 3-year anniversary date will bear interest at the Prime Rate plus 2.5%. Notes on which demand for payment cannot be made before the maturity date will bear interest at the Prime Rate plus 3%. The term "Prime" or "Prime Rate", as used herein, shall mean the Prime Rate published by the Wall Street Journal, Southeast Edition The Prime Rate will be adjusted on the last day of each month. The Notes will be unsecured and subordinated to the prior payment of principal and interest on certain other indebtedness of the Company, including most indebtedness to banks, insurance companies or other financial institutions regularly engaged in the business of lending money. The Company will use the entire proceeds of this offering to reduce that portion of the outstanding indebtedness of the Company under its credit agreement incurred to fund the operating and start-up expenses associated with certain branch offices located in Alabama.

The Company's business is subject to numerous risks, including the following:

- The Company's brief operating history makes it difficult to predict its success.
- The Company's liquidity is dependent on the continued availability of funds from third-party lenders, including Finova Capital Corporation, which has recently emerged from Chapter 11 bankruptcy, and the collection of receivables.
- Unanticipated demand for redemptions of the Notes could have a material adverse effect on the Company's liquidity.
- The Company has significant debt service obligations, which could have adverse consequences on holders of the Notes.

You should consider the factors described under "Risk Factors" beginning on page 7 before investing in the Notes.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE MERITS OF OR GIVES ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES ANY SUCH REGULATORY AUTHORITY PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE ALABAMA SECURITIES COMMISSION; HOWEVER, NONE OF THOSE REGULATORY BODIES HAS MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE ALABAMA SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ALABAMA SECURITIES COMMISSION. THE COMMISSION DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE

ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES ARE NOT BANK DEPOSITS NOR BANK OBLIGATIONS AND ARE NOT INSURED BY THE FDIC.

	PRICE TO THE PUBLIC(1)	UNDERWRITING DISCOUNT AND COMMISSIONS(2)	PROCEEDS TO THE COMPANY(3)
Per Note	$ 500.00	- 0 -	$ 500.00
Total	$ 500,000.00	- 0 -	$ 500,000.00

(1) The minimum investment is $500.00. Notes will be offered in $100.00 multiples for investments in excess of $500.00. There is presently no market for the Notes, and it is anticipated that there never will be a market. The circulation of the Offering is limited to the State of Alabama. No investor may purchase more than $15,000.00 of the securities offered herein; provided, however, that this limitation shall not apply to "accredited investors" as defined in 17 Code of Federal Regulations
§230.501.

This is not an "all or none" offering. There is no minimum number of Notes that must be sold. The Company may utilize the net proceeds of this Offering as the Notes are sold, and no escrow account will be established. The Offering will commence on or about ________, 2002 and will continue until all of the Notes are sold on a first-come, first-served basis, subject to the Company's right to refuse subscriptions in its sole discretion, or such earlier date as the Company may close or terminate the Offering, but in no event shall the Offering continue beyond December 31, 2002.

(2) The Company plans to offer and sell the Notes directly to investors and has not retained any underwriters, brokers, or placement agents in connection with the offering.

(3) Before deduction of offering expenses payable by the Company estimated to be $50,150.

THIS IS A SPECULATIVE OFFERING

THIS IS A HIGHLY SPECULATIVE OFFERING. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY, THE NOTES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. SEE RISK FACTORS BEGINNING ON PAGE 6 HEREOF FOR THE RISK FACTORS MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES OFFERED BY THIS OFFERING CIRCULAR OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE NOTES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

THE STATEMENTS IN THIS OFFERING CIRCULAR ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED.

THIS OFFERING CIRCULAR OMITS CERTAIN INFORMATION CONCERNING THE COMPANY AND DOES NOT CONTAIN ALL THE INFORMATION SUBMITTED TO THE ALABAMA SECURITIES COMMISSION BY WAY OF EXHIBITS AND SCHEDULES RELATING THERETO, WHICH THE COMPANY FILED PURSUANT TO APPLICABLE LAW AND TO WHICH REFERENCE IS HEREBY MADE FOR FURTHER INFORMATION.

WHERE YOU CAN FIND MORE INFORMATION

The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and is not required to deliver an annual report or any periodic reports to security holders. At this time, the Company does not anticipate voluntarily delivering such reports to any noteholders.

The Company has filed a Regulation A Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission (the "Commission") pursuant to Regulation A under the Securities Act of 1933, as amended. The Offering Statement, of which this Offering Circular forms a part, contains certain information not contained herein and certain documents referred to herein, and reference is hereby made to the Offering Statement and exhibits thereto for further information with respect to the Company and the Notes. The Offering Statement may be inspected, without charge, at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

In addition, request for copies of the Offering Statement and additional information concerning the Company, including a copy of its articles of incorporation, should be directed to:

Nicholas R. Ash
Chief Executive Officer
Royal Finance Company, Inc.
1255 Rucker Boulevard
Enterprise, Alabama 36330
(334) 348-9970

TABLE OF CONTENTS

SUMMARY

This summary does not contain all of the information that you should consider before investing in the notes offered hereby. You should read the entire Offering Circular carefully, especially "Risk Factors" beginning on page 6.

The Company

Royal Finance Company, Inc., an Alabama corporation (the "Company"), was formed on April 30, 1998 to engage in the business of making consumer loans to customers who have limited access to traditional sources of financing, such as banks, credit unions and savings and loans, due to low loan requests, incompatible time or payment limitations, nature of collateral or an impairment in their credit history.

The Company makes consumer loans in amounts ranging from $300.00 to $7,500.00. The Company underwrites the following types of loans:

- *Personal Property Loans*. These loans are secured by various types of personal property, such as furniture, automobiles, or trucks. Up to 10% of the Company's portfolio may consist of loans of up to $7,500 that are secured by automobiles.

- *Refinance Loans*. These loans are made to current customers who have paid down existing loans with the Company and desire to borrow additional funds up to their current approved balance. For each loan, the customer must make and obtain approval under a new application. Advances are limited to the current approved balance available.

- *Real Estate Loans*. The Company will make 1st or 2nd mortgage loans for amounts up to $7,500.00 for a period not to exceed 48 months. These loans typically are limited to 80% of the appraised value, less any other secured loans on the property.

- *Co-Maker Loans*. These loans are extended to customers lacking age or credit quality to qualify individually. The co-maker must qualify individually and must be a relative of the applicant.

- *Tag Mortgages*. The Company makes loans of up to $5,000 that are secured by real estate, but which do not meet the requirements of real estate loans described above. The Company does not obtain an appraisal or review an abstract, but these loans are recorded and principal mortgage information is reviewed. Payments on existing mortgages are required to be current for consideration.

- *Renewal for Balance*. These loans are made primarily to rehabilitate a delinquent account. Unlike most loans, these loans require the approval of the Company's regional supervisor or President.

- *Unsecured Loans*. The Company may also make unsecured loans of up to a maximum of $1,000.00 to customers with good credit ratings and prompt payment histories. In the event of default, the Company has no collateral supporting the loan.

The Company also offers various types of insurance and other products as agent in conjunction with the loans it makes or purchases. The Company recently formed a wholly owned subsidiary to serve as an agent for the sale of insurance policies offered by duly licensed insurers in the State of Alabama.

The Company's shareholders are Nicholas R. Ash and Billy G. Giles, who also serve as the Company's Chief Executive Officer and Secretary and President and Treasurer, respectively. The Company's principal executive office is located at 1255 Rucker Boulevard, Enterprise, Alabama 36330, and its telephone number is (334) 348-9970. The Company currently operates offices in Athens, Daleville, Decatur and Mobile, Alabama, and Hixson and Knoxville, Tennessee.

Growth Strategy

The Company's strategy is to grow its loan portfolio by increasing its penetration in existing markets and by expanding into new market areas. The principal components of this strategy include:

Branch office autonomy. The branch offices operate with a great deal of autonomy and accountability. Although goals are established for branch office performance, the branch office manager is responsible for actions taken to reach and maintain Company goals and projections. Branch office management is responsible for business development in its market area, servicing and collecting receivables and, in the event of default, repossession and liquidation of collateral. The Company believes that branch office autonomy enhances service in its market area, improves the quality of receivables due to personal knowledge of the customer base, either known or learned, and permits rapid increases in receivables. Additionally, by permitting loan approval at the branch level, branch office management can interact with the loan applicant during the application and processing phase.

Experienced officer and management personnel. The Company's current and future growth depends upon the experience and competence of its officers and operational and branch office management. The Company's two executive officers have over 70 years of combined experience in the financial services industry. The Company's operational and branch office managers have 170 years of combined experience in the financial services industry. The Company believes that recruiting and retaining experienced operational and branch office management is necessary to achieve and sustain future growth. The Company believes it can recruit quality management by offering competitive compensation and benefits and by providing personal development incentives, such as branch office management autonomy.

Selective Market Focus. Although the Company has a branch office in Knoxville, Tennessee, it generally focuses on smaller communities. The Company believes that small communities historically have not been serviced by consumer finance organizations and have been underserved, on a local level, by prime lenders. Additionally, small community focus is consistent with the Company's goal of achieving personal relationships with its customers, an element it believes is necessary for future growth. Small community focus, coupled with experienced local branch office management, are important considerations for future branch office locations. Other considerations include demographics, competition and regulatory constraints.

The Offering

Securities Offered	This is an offering of Non-Negotiable, Four-Year, Subordinated, Unsecured Notes (the "Notes") of the Company. The minimum investment for the Offering is $500.00. Notes will be offered in $100.00 multiples for investments in excess of $500.00.
Maturity	Each Note will be dated at the time it is issued and will mature four (4) years from the date of issuance.

Interest

The Notes initially will bear interest at a variable rate from the Prime Rate published in the Wall Street Journal, Southeast Edition (the "Prime Rate") to the Prime Rate plus 3% ,depending upon the date demand for payment may be made. Notes on which demand for payment may be made on each 6-month anniversary date will bear interest at the Prime Rate. Notes on which demand for payment may be made on each 1-year anniversary date will bear interest at the Prime Rate plus 1%. Notes on which demand for payment may be made on each 2-year anniversary date will bear interest at the Prime Rate plus 2% . Notes on which demand for payment may be made on the 3-year anniversary date will bear interest at the Prime Rate plus 2.5%. Notes on which demand for payment cannot be made before the maturity date will bear interest at the Prime Rate plus 3%.

Payment of Interest

Interest will be paid quarterly on all Notes on each January 1, April 1, July 1, and October 1 except for investments of $5,000 or more, in which case the holder may collect interest on a monthly basis. The Prime Rate will be adjusted on the last day of each month. Also, the holder of any Note can elect to allow interest to accumulate, in which event the accrued but unpaid interest will earn interest compounded quarterly at the same rate as set forth in the Note on which the interest has accrued; in such event, the accrued but unpaid interest and the interest earned thereon can be demanded for payment at any time upon request. If a purchaser elects to defer the receipt of all interest until maturity, under the Internal Revenue Code, the interest is considered to be earned ratably over the term of the Note, and is regarded as taxable income to the Note holder each year during such term.

Security

The Notes will be unsecured, general obligations of the Company.

Subordination

The Notes, including the payment of principal and interest thereon, will be subordinate to the principal of and unpaid accrued interest on:

- all indebtedness of the Company to banks, insurance companies or other financial institutions regularly engaged in the business of lending money, which is for money borrowed by the Company (whether or not secured), and whether outstanding on the date hereof or at any time hereafter, including, without limitation, the indebtedness of the Company to Finova pursuant to that certain Loan and Security Agreement dated as of August 12, 1998;
- any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such senior debt, or any indebtedness arising from the satisfaction of such senior debt by a guarantor; and
- all indebtedness to unaffiliated note or debenture holders incurred:
  - to provide working capital necessary for the proper conduct of business; or
  - to develop additional branch offices.

Demand for Payment The purchaser of a Note will be entitled to determine, at the time of purchase, whether the holder may demand prepayment of the Note: (a) on ten (10) days written notice in advance of each six-month anniversary date from the date of issuance, in which case the Note will bear interest at the variable rate equal to the Prime Rate published in the Wall Street Journal, Southeast Edition (the "Prime Rate"); (b) on ten (10) days written notice in advance of the date one year from date of issuance or on any annual anniversary date thereafter, in which event the Note will bear interest at the variable rate equal to the Prime Rate plus 1%; (c) on ten (10) days written notice in advance of the date two years from date of issuance or on any two-year anniversary date thereafter, in which event the Note will bear interest at the variable rate equal to the Prime Rate plus 2%; (d) on ten (10) days written notice in advance of the date three years from date of issuance, in which event the Note will bear interest at the variable rate equal to the Prime Rate plus 2.5%; (e) or at maturity, in which event the Note will bear interest at the variable rate equal to the Prime Rate plus 3%.

Terms The rates of interest and the dates after which holders may demand payment on the Notes may be changed by the Company from time to time, but any such change shall not affect the rate of interest or the maturity of any Note purchased prior to the effective date of the change. However, the rates of interest for any Note will change after the date of purchase as the Prime Rate adjusts. Any changes to the terms of the Notes will be reflected in a post-qualification Amendment to this Offering Statement.

Payment Upon Death In the event of the death of the holder, a Note shall be due at any time upon ten (10) days' written notice by the duly appointed representative of the estate of the holder. In such event, interest shall be paid through the date of prepayment.

Default A default in a Note occurs upon a failure by the Company to make any payment of the interest on or the principal of the Note within thirty (30) days after becoming due and in certain events of bankruptcy, insolvency or reorganization. In the event of a default by the Company, the Note shall be immediately due and payable.

Conversion The Notes are not convertible into the capital stock of the Company or any other security.

Non-Negotiable The Notes are not negotiable.

Covenants The Notes will not contain any covenants restricting the activities of the Company, such as:

- covenants restricting the Company's ability to declare dividends
- covenants requiring:
    - the maintenance of any ratio of assets
    - the creation or maintenance of reserves

- the maintenance of properties

- covenants permitting or restricting:
  - the issuance of additional securities
  - the withdrawal of cash deposited against such issuance
  - the incurring of additional debt
- covenants requiring the maintenance of any type of security for the

Notes

Sinking Fund No sinking fund will be established for the Notes, and repayment of the Notes will be made from the cash resources of the Company, including the proceeds from the sale of Notes in the future.

Use of Proceeds To reduce that portion of the outstanding indebtedness of the Company to Finova, which was incurred to fund the operating and start-up expenses associated with certain branch offices located in Alabama.

EXEMPTION

The Notes are being offered pursuant to a claim of exemption under Section 8-6-11(a)(14) of the Alabama Securities Act. An offering is exempt pursuant to Section 8-6-11(a)(14) if (i) the aggregate amount of the total offering does not exceed $500,000; and (ii) no person purchases more than $15,000 of the Notes, provided, however, that this limitation on the amount that may be purchased does not apply to accredited investors as defined in 17 Code of Federal Regulations §230.501. The Company must reasonably believe that all buyers are purchasing for investment. No finders fee may be given to any person for soliciting any prospective purchaser in the State of Alabama, unless such person has registered as a broker/dealer with the State of Alabama. Furthermore, (i) the Company's principal office and a majority of its full-time employees must be located in the State of Alabama; (ii) at least 80% of the proceeds of the offering must be used in the Company's operations within the State of Alabama; (iii) at least 80% of the proceeds are committed for use in a specific business; and (iv) the Notes are not sold on credit.

The Company has adopted as a general suitability standard the requirement that each investor represent in writing in the Subscription Agreement, among other things, as follows:

- he is acquiring the Notes for investment only, and not with a view toward resale;
- he can bear the economic risk of losing his entire investment; and
- he has substantial experience in making investment decisions of this type, or he is relying on his own Purchaser Representative in making this investment decision.

These suitability standards represent minimum requirements for investors, and the satisfaction of such standards does not necessarily mean that the Notes are a suitable investment for such persons. The Company reserves the right, in its sole discretion, to reject any subscription even though the investor may otherwise satisfy the above-described criteria.

(Remainder of Page Intentionally Left Blank)

Summary Financial and Operating Data

The following summary historical financial information has been derived from the audited financial statements of the Company for the fiscal years ended June 30, 2000 and 2001 and the unaudited financial statements of the Company for the five month period ended November 30, 2001. This information should be read in conjunction with the Company's financial statements and the notes thereto attached to this Offering Circular.

	Fiscal Year Ended June 30, 2000 (audited)	Fiscal Year Ended June 30, 2001 (audited)	Five Months Ended November 30, 2001 (unaudited)
Statement of Income:			
Interest revenue	$1,227,567	$ 2,394,446	$997,247.22
Interest expense	(507,498)	(1,059,369)	(403,428)
Net interest revenue	720,069	1,335,077	593,820
Provision for loan losses	(148,569)	(213,574)	(111,777)
Other revenue	144,981	394,547	218,215
Operating expenses	(1,110,236)	(1,514,096)	(658,269)
Net Income/ loss (1)	(393,755)	1,954	41,989
Balance Sheet Data:			
Cash and cash equivalents	$ 97,441	$ 128,095	$111,320
Net receivables balance	5,341,831	8,003,101	8,224,093
Allowance for loan losses	(160,880)	(237,535)	228,906
Prepaid Expenses	13,727	25,546	22,992
Insurance Receivable	-	22,807	30,094
Property and Equipment, Net	105,763	123,099	138,644
Deposits	4,081	7,168	5,383
Debenture Costs, Net of Accumulated Amortization	-	20,865	26,379
Total assets	5,401,963	8,093,146	8,330,000
Total liabilities	6,181,251	8,870,480	9,065,344
Common stock	10	10	10
Additional paid in capital	99,990	99,990	99,990
Accumulated deficit	(879,288)	(877,334)	(835,344)
Stockholders equity (deficit)	(779,288)	(777,334)	(735,344)

(1) The Company has elected to be taxed as an S corporation under the Internal Revenue Code.

RISK FACTORS

An investment in the Notes is highly speculative and involves a degree of risk, including the risks described below. In addition to the other information presented in this Offering Circular, each prospective investor should carefully consider the following risk factors inherent in and affecting the Company's business and this offering before making an investment decision.

This Offering Circular contains certain forward-looking statements regarding the Company's business and prospects that are based upon numerous assumptions about future conditions which may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in such statements. The Company's ability to achieve such results is subject to certain risks and uncertainties, such as those risks detailed in this section, and other risks detailed throughout this Offering Circular. These forward-looking statements represent management's judgment as of the date of this Offering Circular. The Company disclaims any intent or obligation to update these forward-looking statements.

The Company's liquidity is dependent on the continued availability of funds from Finova Capital Corporation.

The Company's liquidity is also dependent on the continued availability of funds from Finova Capital Corporation. Currently, the Company's primary source of external financing is borrowings under a Loan and Security Agreement, dated August 12, 1998 (the "Credit Agreement"), with Finova, which expires July 31, 2003. The Credit Agreement provides for maximum borrowings of $10,000,000 under a revolving credit facility (the "Revolving Facility") and $2,500,000 under a term facility (the "Term Facility"). Funds available under the Revolving Facility are reduced by the amount of debt outstanding under the Term Facility. Advances under the Revolving Facility are generally limited to 85% of eligible receivables (as defined in the Credit Agreement), while advances under the Term Facility are generally limited to 100% or 125% of eligible receivables (as defined in the Credit Agreement). The availability of funds under the Term Facility is limited to $250,000 per branch with a maximum cap of $2,500,000. There can be no assurances that the Company will be able to renew the Credit Agreement or that another credit facility can be obtained on terms favorable to the Company. If the Credit Agreement is not renewed, the Company will be forced to obtain another source of financing in order to pay any balance due on the Credit Agreement at termination. Any failure of the Company to renew the Credit Agreement, obtain another source of financing, or issue or purchase additional installment contracts could have a material adverse effect on the Company and its ability to repay the Notes. Although the Company has entered into the Credit Agreement, it can make no assurances that cash and cash equivalents on hand and future cash availability will be sufficient to meet anticipated working capital needs and capital expenditures in the future. The Company may need to issue additional securities or incur additional debt. It may not be able to obtain additional required capital on satisfactory terms, if at all. The failure to raise the funds necessary to finance future cash requirements could materially and adversely affect operating results and anticipated growth in future periods. If one or more of the Company's sources of funds are curtailed for any reason, the Company's ability to meet its obligations, including its obligations with respect to the Notes could be adversely affected.

In February, 2001, Finova filed for bankruptcy protection as part of a planned bailout. In late August, 2001, Finova announced its emergence from Chapter 11 reorganization proceedings upon the effectiveness of its Plan of Reorganization. Pursuant to the Plan, Finova borrowed $5.6 billion from Berkadia LLC, an entity jointly owned by Berkshire Hathaway Inc. and Leucadia National Corporation. Beginning August 22, the Berkadia loan proceeds were used to pay holders of allowed general unsecured claims 70% of the principal amount of those claims, plus 100% of all allowed pre-petition and post-petition interest. Finova also began issuing its 7.5% New Senior Notes for the remaining 30% of the principal amount of those claims. The Company can not predict how this Plan of Reorganization will affect the future availability of funds from Finova.

The Company's liquidity is dependent on the sale of debt securities and the effect of interest rates.

The future liquidity of the Company will be dependent on the sale of its debt securities (including the Notes). The Notes will have interest rates and redemption terms which the Company believes will generate sufficient sales of Notes to meet the Company's liquidity requirements. However, numerous investment alternatives have caused investors to evaluate investment opportunities more critically. There can be no assurance that the Company will not experience unanticipated declines in sales of Notes, which could have a material adverse effect on the Company's future liquidity or financial condition and on the Company's ability to repay the Notes.

The loans made by the Company in the ordinary course of its business are subject to the interest rate and regulatory provisions of each applicable state's lending laws and are made at fixed rates which are not adjustable during the term of the loan. Because the loans are made at fixed interest rates and are made using the proceeds from the sale of the Company's fixed and variable rate securities (including the Notes), the Company may experience a decrease in its net interest margin because increased interest costs cannot be passed on to all of the Company's customers. Net interest margin represents the difference between the amount the Company earns on loans and investments and the amount the Company pays on debt securities and other borrowings. An increase in prevailing interest rates could adversely affect the Company's net interest margin, which in turn could have a material adverse effect on the Company and its ability to repay the Notes.

Unanticipated demand for redemption of the Notes would have a material adverse affect on the Company's cash resources.

The unanticipated demand for redemption of the Notes would have a material adverse affect on the Company's cash resources. There can be no assurance that the Company will not experience unanticipated or increases in redemption demands, which could have a material adverse effect on the Company's liquidity or financial condition and on the Company's ability to repay the Notes.

The Company has significant debt service obligations, which could have adverse consequences on the holders of the Notes.

After giving pro forma effect to this Offering, the Company would have total indebtedness at June 30, 2001 of approximately $9,870,480, assuming the total principal amount of the Notes is sold. The degree to which the Company is leveraged could have adverse consequences to holders of the Notes, including the following:

- substantial cash flow from operations will be required for the payment of principal and interest on Company indebtedness; and

- the Company's high degree of leverage may make it more vulnerable to changes in economic conditions and may limit its ability to withstand competitive pressures and capitalize on significant business opportunities.

The Company expects to repay the Notes with funds generated from one or more of the following sources:

- the proceeds from the issuance of additional equity or debt securities, including additional Notes;
- the sale of certain assets;
- cash flow from operations, if any; and
- proceeds from refinancings.

The Company will require substantial cash to meet its obligations to pay the interest on and the principal amount of the Notes and any other borrowings. The Company's cash flow is dependent on its ability to collect on existing loans and expand its loan portfolio and is subject to financial, economic and other factors, some of which are beyond its control. The Company believes that, based upon anticipated levels of operations, it should be able to meet its debt service obligations, including interest and principal payments on the Notes and other indebtedness, when due. If the Company is unable to generate sufficient cash flow from operations to satisfy its interest and principal obligations on the Notes and other indebtedness, it may be required to refinance all or a portion of such obligations, sell assets, or issue additional equity or debt securities. There can be no assurance that such refinancing or extension will be available on reasonable terms or at all, that equity or debt securities will be issued, or that a sale of assets will occur. The inability to repay such indebtedness could have a material adverse effect on the Company and its ability to repay the Notes.

The Company's brief operating history makes it difficult to predict its success.

The Company was organized on April 30, 1998 and has a brief operating history. From inception through June 30, 2001, the Company experienced aggregate losses of $877,334. Losses and negative cash flow means that the Company may need to borrow money to meet its obligations. The likelihood of success of the Company must be considered in light of the difficulties and risks inherent in a new business. Results of operations in the future will be influenced by numerous factors, including the number of branch offices, access to capital at affordable rates, the Company's ability to manage its growth and maintain its quality of personnel and the ability to implement its future plans. The Company's business is subject to numerous risks, including, but not limited to, credit risk, interest rate risk and general economic risk. Because of these and other factors, the Company's operating results may fluctuate significantly.

An economic downturn could adversely affect the Company's business.

The Company's business is affected by trends in the financial services industry in which it operates and by occurrences in the general economy. The Company believes that low levels of unemployment in the current economy will increase demand for products purchased by its customers and that traditional sources of consumer credit generally have applied more restrictive lending criteria making such sources available to fewer people. If these trends should change or the economy move to inflation and increased unemployment, there may be a reduction in consumers purchasing products financed by the Company and timely servicing of debt advanced by the Company. Any such events could have a material adverse effect on the Company, its profitability and financial condition.

Because the business of the Company consists primarily of the making of loans to individuals who depend on their earnings to make their repayments, the continued operation of the Company will depend to a large extent on the continued employment of the Company's customers and their ability to meet their financial obligations as they become due. In the event of a recession or a downturn in business with consequent unemployment or increases in the number of personal bankruptcies among the Company's typical customer base, which events are beyond the Company's control, the Company could experience increased credit losses and the Company's collection ratios and profitability could be adversely affected.

The Company's failure to collect its receivables could have a material adverse affect on the Company's cash flow. Delinquency of the Company's consumer finance receivables is likely to be affected by general economic conditions, among other things. Although current economic conditions have not had a material adverse effect on the Company's ability to collect its receivables, no assurances can be given regarding future economic conditions or their effect on the Company's ability to collect its receivables.

The Notes will be subordinated in right of payment to certain other indebtedness of the Company. If the Company defaults on its senior indebtedness, it may not be able to repay the Notes.

The payment of principal and interest on the Notes will be subordinated in right of payment to certain other indebtedness of the Company (the "Senior Debt"). The term "Senior Debt" means the principal of and unpaid accrued interest on:

- all indebtedness of the Company to banks, insurance companies or other financial institutions regularly engaged in the business of lending money, which is for money borrowed by the Company (whether or not secured), and whether outstanding on the date hereof or at any time hereafter, including, without limitation, the indebtedness of the Company to Finova pursuant to that certain Loan and Security Agreement dated as of August 12, 1998;
- any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Debt, or any indebtedness arising from the satisfaction of such Senior Debt by a guarantor; and
- all indebtedness to unaffiliated note or debenture holders incurred:
    - to provide working capital necessary for the proper conduct of business; or
    - to develop additional branch offices.

By reason of the subordination provisions of the Notes, in the event of insolvency, liquidation, reorganization, dissolution or other winding-up of the Company, holders of Senior Debt will have to be paid in full before the Company makes payments in respect of the Notes. In addition, no payment will be made to the holder of the Notes if:

- any Senior Debt is not paid when due; or
- any other default on Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms.

There may be insufficient assets remaining after payments of Senior Debt to pay amounts due on the Notes.

The Notes will be general obligations of the Company that are not secured by any of the Company's assets.

The Notes will be general, unsecured obligations of the Company and subordinated in right of payment to all of the Company's other indebtedness. In the event of any insolvency or bankruptcy proceeding, or of any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its property, or in the event of any proceeding for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, then the holders of Senior Debt shall be entitled to receive payment in full of all principal and interest on all Senior Debt before the holders of the Notes are entitled to receive any payments.

The purchase of the Notes and payment of interest on the Notes are subject to potential tax consequences.

The purchase of the Notes and payment of interest on the Notes are subject to potential tax consequences. The interest income that Note holders receive will be fully taxable to the holders and will be treated for federal income tax purposes as portfolio income. Therefore, a Note holder will be unable to utilize passive losses to offset interest income from the Notes. The tax basis that a Note holder will have in his Notes will equal his cost in acquiring the Notes. Gain or loss on a sale or exchange of the Notes will be capital gain or loss if the Notes are held as a capital asset, except to the extent of unreported interest accruing prior to the sale, and will be long-term gain or loss if held for more than one year prior to the sale or exchange. See "Tax Matters."

The Company faces significant competition.

The consumer finance industry is highly fragmented and competitive. There are numerous competitors, many of which are larger and have significantly greater financial resources, providing services similar to those offered by the Company. The Company is generally not in competition with banks, savings and loans, credit unions and other similar entities that base loans on more restrictive criteria. The Company believes it competes in the consumer finance market through competitive terms and services offered to customers. If additional competitors were to enter the market serviced by the Company or current market participants were to expand operations in the Company's markets, the Company's profitability and general financial condition could be materially adversely affected. Additionally, increased competition could result in fewer installment contracts issued or purchased by the Company and reductions in interest rates charged.

The Company is subject to numerous federal, state and local regulatory and licensing requirements.

The Company's business is subject to numerous federal, state and local regulatory and licensing requirements. As of June 30, 2001, the Company's business operations were conducted in two states, Alabama and Tennessee, both of which regulate its business activities. Such regulatory requirements:

- limit the finance charges, fees and other charges that the Company may impose on installment contracts that it issues or purchases and, in some instances, prescribes the types and terms of those contracts;

- regulate the type of insurance products offered by the Company and the entities for which it might act as agent;

- define the Company's rights in the event of repossession of collateral and, in certain instances, restrict the right of the Company regarding the collection of any unpaid balance; and

- restrict the Company's right of collection through garnishment of debtor earnings.

If the Company expands into additional states, it will be required to comply with the licensing and regulatory requirements of those states as well.

Any adverse change in consumer protection laws could affect the amount of finance charges collectible by the Company, restrict the locations in which it may do business or restrict collections and repossessions in the event of default. A limitation on the amount of finance charges or fees the Company may collect in a transaction could limit expansion by the Company and adversely affect its financial condition. While the Company believes it is currently in compliance with all applicable laws and regulations, there is no assurance it can maintain compliance or that new laws, rules or regulations will not be passed or adopted with which it cannot comply. The failure of the Company to comply with an applicable law or regulation could adversely affect the Company and its business.

The operations of the Company are subject to further regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including:

- Requirements that the Company obtain and maintain certain licenses and qualifications;

- Limitations on the interest rates, fees and other charges the Company is allowed to charge;

- Limitations on other terms of the Company's loans;

- Requirements that specified disclosures be provided to borrowers;

- Limitations on and regulations governing the sale and terms of insurance products offered by the Company and the insurers for which it acts as agent; and

- Limitations on the Company's rights to repossess and sell collateral.

Although the Company believes that it is in compliance in all material respects with applicable federal, state, and local laws, rules and regulations, there can be no assurance that a change in such laws, or in the interpretation thereof, will not make the Company's compliance therewith more difficult or expensive, restrict the Company's ability to originate loans, further limit or restrict the amount of interest and other charges earned under such loans, or otherwise adversely affect the business prospects of the Company.

Substantially all of the Company's assets are pledged as collateral to Finova Capital Corporation.

The Company has pledged virtually all its assets as collateral for the Credit Agreement, including accounts receivable, bank accounts, monies and fixed assets. If the Company were to default on the Credit Agreement, the lender thereunder would take possession of money or other assets necessary to pay advances plus costs and fees provided for in the Agreement. Any such default would adversely affect the Company's ability to repay the Notes and accrued interest thereon.

The collateral securing certain of the Company's installment sales contracts may be insufficient to satisfy the underlying debt in the event of a default. Furthermore, the Company may have difficulty perfecting its security interests under state law or foreclosing on the collateral in the event other creditors have priority.

The Company secures certain installment sales contracts that it purchases by the merchandise or item purchased by the customer. In order to perfect its interest in the collateral or security, the Company must meet the requirements of the Alabama Uniform Commercial Code or the Tennessee Uniform Commercial Code, as the case may be, and other states in which it may hereafter have a branch operation. Liens on financed items obtained due to storage or repair may have priority over the security interest of the Company in the related installment contract. If the customer defaults on the installment contract and the Company must repossess and liquidate the security in order to recover the principal and interest due thereon, the value of the collateral at the time of repossession, the cost of seeking and obtaining a default judgment and time limitations that may be imposed under the United States Bankruptcy Code may reduce the amount the Company would realize on liquidation of the collateral to an amount less than the amount due on the contract. Such losses must be borne by the Company, and if material in amount, could adversely affect the Company and its ability to repay the Notes.

Bankruptcy laws may limit the Company's remedies against defaulting customers.

Certain laws designed to protect debtors and debtor property, such as Federal and state bankruptcy and insolvency laws, may limit or delay the Company in repossession and liquidation of collateral subject to such laws. The Company may seek a deficiency judgment against a defaulting debtor or it may seek to settle, at a discount, a deficiency judgment rather than pursuing a judicial or other remedy. A failure to obtain a deficiency judgment, or a failure to enforce such a judgment if obtained in bankruptcy or otherwise, would result in a loss that must be borne by the Company. If such losses become material, the Company and its operations could be adversely affected.

The Company may be subject to legal proceedings that could adversely affect its business.

The Company is not currently involved in any material litigation. However, due to the consumer protection laws to which the Company is subject and the rules and regulations applicable to such laws and judicial decisions interpreting such laws, it is not uncommon for industry participants to be named as defendants in litigation alleging violations of such rules and regulations or the failure to comply with such rules and regulations. Therefore, there can be no assurance the Company will not be named as a defendant in any future suits or that, if named, the effect will not adversely impact the Company or its financial condition.

The Company's success is dependent on the efforts of its executive officers and on the Company's ability to attract and retain qualified employees.

The Company's success depends upon the continued contributions of Nicholas R. Ash and Billy G. Giles, its executive officers, and the loss of services of any of these key personnel could adversely affect the Company and its financial condition. The Company does not currently have an employment agreement with either Mr. Ash or Mr. Giles.

From 1994 to 1998, Mr. Ash was Assistant Vice President and Director of Management Information Systems and Mr. Giles was Assistant Vice President and Director of Operations for First

Enterprise Acceptance Company, a maker of indirect, sub-prime automobile loans ("First Enterprise"). While employed by First Enterprise, First Enterprise filed for protection against creditors in Federal Bankruptcy Court. While Mr. Ash and Mr. Giles were not senior executive officers of First Enterprise at the time it filed bankruptcy, the fact that First Enterprise declared bankruptcy while Mr. Ash and Mr. Giles were employed there as officers could raise questions about their skills as managers of a financial services business.

The Company believes that its future growth and expansion will also depend upon its continued ability to recruit and retain qualified branch office management. There can be no assurance that the Company will be able to retain existing personnel. There is no assurance the Company will be able to attract and maintain sufficiently qualified management to meet and support the Company's growth.

PLAN OF DISTRIBUTION

The Company is offering to sell up to $500,000.00 of Non-Negotiable, Four-Year, Subordinated, Unsecured Notes. There is no required minimum aggregate principal amount of Notes to be sold pursuant to the Offering. The Offering will commence on or about ________, 2002, and continue until all of the Notes are sold on a first-come, first-served basis, subject to the Company's right to refuse subscriptions in its sole discretion, or such earlier date as the Company may close or terminate the Offering, but in no event shall continue beyond December 31, 2002.

The minimum investment for the Offering is $500.00. The Notes will not be offered or sold on credit or credit terms. Notes will be offered in $100.00 multiples for investments in excess of $500.00.

The securities will be offered and sold solely in the State of Alabama. Pursuant to Rule 251 of Regulation A under the Securities Act of 1933, and subject to the securities laws of the State of Alabama, upon the filing of the Offering Statement with the Securities and Exchange Commission, the securities will be offered through promotional information in the issuer's offices and traditional advertising means such as radio and newspapers. All such mediums of advertisement will provide information as to the availability and location of the Offering Circular. No sales will be consummated until such time as the Offering Statement has been deemed qualified by the Securities and Exchange Commission, and the Alabama Securities Commission has granted the exemption from registration pursuant to Section 8-6-11(a)(14) of the Alabama Securities Act. An Offering Circular will be furnished to a prospective purchaser within 48 hours prior to the confirmation of sale to that person. Nicholas R. Ash, Chief Executive Officer of the Company, will conduct the Offering on behalf of the Company.

The Notes will be offered and sold directly to investors by Nicholas R. Ash in his capacity as an officer of the Company. The Company has not retained any underwriters, brokers, or placement agents in connection with the Offering. No commissions or other remuneration will be paid to Mr. Ash on the sale of the Notes. The Company intends to publicize the Offering through postings in each local office. The Company also intends to publicize the Offering through traditional advertising means such as radio and newspapers. Nicholas R. Ash, Chief Executive Officer of the Company, will conduct the Offering on behalf of the Company.

Only residents of those states in which the Notes are registered or otherwise exempt from registration may purchase the Notes. The Company currently intends to offer the Notes only to residents in the States of Alabama. Each prospective investor must execute and deliver to the Company a subscription agreement and pay the purchase price of the Notes by check payable to Royal Finance Company, Inc. The Company reserves the right to reject any proposed purchase in part or in its entirety. If any proposed purchase is rejected, funds received by the Company for such purchase will be returned to the purchaser without interest or deduction.

None of the Notes will be offered for the account of security holders of the Company.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered by the Company herein are estimated to be $449,850 after deducting $50,150 in estimated expenses consisting of approximately $25,000 in legal fees, approximately $25,000 in accounting fees and approximately $150 in filing costs.

The Company intends to use the entire net proceeds of the offering to reduce that portion of the outstanding indebtedness under the Credit Agreement, which was incurred to fund the operating and start-up expenses associated with certain branch offices located in Alabama. Borrowings under the

Credit Agreement were incurred to cover expenses related to the opening of all of the Company's branch offices. See BUSINESS – Credit Agreement.

The Company currently has a blended cost of interest on prime debt of approximately prime plus 4.5%. The goal of the Company is to achieve a blended cost of interest on prime debt of prime plus one percent. The Company believes that by utilizing the funds raised through this Offering blended with the funds available under its Credit Agreement, it can accelerate future growth of receivables at a lower overall cost by increasing the interest rate spread between the interest payable on debt and interest receivable on loans outstanding, although there can be no assurance that the Company will achieve its objectives.

CAPITALIZATION

The following table sets forth the long term liabilities and capitalization of the Company at June 30, 2001 and November 30, 2001

	June 30, 2001	November 30, 2001
	Actual	
Indebtedness:		
Notes payable - stockholders	89,000	89,000
Notes payable - other	42,120	329,904
Revolving credit facility	6,701,000	6,885,000
Term credit facility	1,755,000	1,660,000
Total debt	8,587,120	8,963,904
Stockholders' equity:		
Common stock	10	10
Additional paid-in capital	99,990	99,990
Accumulated deficit	(877,334)	(835,344)
Total stockholder's equity (deficit)	(777,334)	(735,344)
Total capitalization	$ 7,809,786	$8,228,560

(Remainder of Page Intentionally Left Blank)

BUSINESS

The Industry

A Highly Regulated Industry

The consumer finance industry is one of the most heavily regulated industries in the United States. The finance industry is subject to a multitude of federal statutes including: the Federal Truth-In-Lending Act, the Consumer Leasing Act, the Fair Housing Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act and the Gramm- Leach-Bliley Financial Modernization Act of 1999. There are countless federal regulations as well, including a vast array of trade regulation rules promulgated by the Federal Trade Commission and Federal Reserve Board Regulations. In addition, every state in the United States regulates the consumer finance industry. Thus, consumer finance companies that operate in more than one state are licensed and examined by each state and must comply with a different set of rules in every state in which they operate. These rules commonly include limitations on rates of interest, maturity and types of loan. In addition, the states frequently regulate the method of rate calculation, rebate requirements, loan size limit, convenience and advantage testing, maximum rates on credit insurance, and mandatory disclosures. Further, consumer finance companies are subject to the general overlay of federal law and regulations including antitrust, equal employment opportunity, environmental laws and so forth. The large finance companies that go to the capital markets for money must also be concerned with the rating of their debt securities. Accordingly, not only are all levels of government involved in oversight, but market forces provide oversight in connection with consumer finance lending.

The Customer Base

Unlike commercial banks, consumer finance companies tend to serve more marginal consumers. The customer base tends to be older than the general population for all product lines. The median age customer for almost every product line offered by finance companies is closer to 40 and is well above 40 for real estate-related borrowing. The median age in the United States in 1995 was 34 years. The customer base of finance companies tends to include more blue collar workers and retired people; that is, those not generally served well by commercial banks.

The Business Reality

Typically, it is easier and quicker to get a loan at a finance company than at a bank. Finance companies sometimes charge a higher price for loans than banks. It is unquestionable that finance companies take on more risks, offer loans that require more interaction with the borrower, and provide more service and flexibility than commercial lenders. The trade-off between price on the one hand and service and flexibility on the other is one of the differentiating factors between the two groups of lenders. The costs to finance companies of the additional risks they accept, and of providing the service and flexibility that they offer, often account for the price differences. Lending to credit impaired and lower income individuals requires more interaction by the lender with the borrower. The character of the borrower is a critical factor in the likelihood of repayment, and must be relied upon even more heavily in the absence of financial resources available to middle and higher income borrowers with strong credit histories. It is a fact that lower income borrowers are more likely to skip payments frequently and/or default. This type of lending requires a special expertise and a commitment to a localized distribution system.

The fixed cost of making small loans is a factor that cannot be ignored. It takes the same amount of or more effort to originate and service a small loan as a large one. Funding costs for the finance company have traditionally been higher as well. Therefore, interest rates must cover the higher costs of funding and of servicing the loans as well as covering the higher risks, while always keeping in mind that the purpose for entering business is a return on equity (i.e., making a profit). Because of the lending risks, the cost of capital, the distribution system necessary for the operation of consumer finance companies, the burden of regulatory oversight, and the market oversight, consumer finance companies often must charge rates in excess of those of commercial banks in order to make an acceptable level of profit.

The Company

General

The Company was organized to meet the financial needs of qualified applicants in the communities where it operates. It makes consumer loans from $300.00 to $7,500.00 by advancing cash to its customers for periods of up to 36 months, extends loans secured by real estate in amounts up to $7,500.00 for periods not to exceed 48 months, and purchases sales contracts on consumer items for amounts in the range of $300.00 to $5,000.00 for periods up to 36 months. As of June 30, 2001, the Company operated eight branch offices in Alabama and Tennessee.

In reviewing borrowers, the Company considers employment, credit history, income and certain other finance related matters. Based upon a random sample of its customer base, demographics of the Company's customer base are:

Customer Average Age	37 Years
Years in Current Residence	7.54 Years
Home Owner	45%
Non-Home Owner	55%
Years on Current Job	5.68 Years
Average Monthly Net Income	$2,062.00
Net Disposable Income Percent	63%

Customers

Each customer is evaluated by the branch office manager based upon credit criteria developed by the Company and designed to exclude applicants who have not, or cannot, due to income, service the requested debt. Additionally, all consumer loans are restricted in amount to a set percentage of net income in order to assure customers can service their debt and meet recurring living expenses.

While there can be no assurance that the general economy will continue to grow, economic growth, if it does continue, will contribute to growth of the Company as consumers enhance their ability to service debt through decreased unemployment and higher wages driven by competition for fewer employees. Additionally, the Company believes increased income opportunities will increase consumer purchases of the type the Company will finance or for which the Company will purchase the financing.

Since the Company's customers generally have a distortion in their credit history, they are, for the most part, eliminated from traditional sources of financing provided by commercial banks, savings and loans, credit unions and captive financing companies, such as large automobile or furniture lending subsidiaries. The Company believes that traditional financing institutions limit their activities in the lending market to customers with an impaired credit history due to the higher risk associated with such financing, the lack of experience servicing that sector of the market, and regulatory capital requirements for this market. Conceptually, the higher the quality of the debt, the lower the cost of collection and higher overall return.

Bad Debts

Generally, those persons who borrow money from the Company are those who cannot obtain credit from banking and similar lending institutions because they do not satisfy the credit standards of those institutions and are deemed unacceptable loan risks. The employees of the Company make an effort to obtain credit information on each applicant and screen all credit applications as carefully as possible in order to minimize the risk to the Company in lending money to persons of this credit status. To further protect the Company against losses from defaulted loans, the Company usually requires automobiles, personal property or real estate to be pledged as collateral to secure a loan. The size of a particular loan and the credit rating of the loan applicant are the two factors considered by the Company in determining the amount of collateral required. However, the Company does occasionally incur bad debt losses as a result of defaults in loan repayments. These losses occur in situations in which the loan is either unsecured or the value of the collateral is less than the outstanding balance of the loan, and the borrower does not have sufficient assets or income from which the Company can otherwise collect the debt. *See* RISK FACTORS.

The Company takes a conservative approach in assessing delinquent loans. The Company's conservative approach includes the following:

- early initiation of legal proceedings for delinquent loans;
- ensuring that an adequate provision for bad debts is recorded for loans with collection uncertainties; and
- charging off loans as soon as all collection procedures are exhausted.

The ratio between bad debts (net of recoveries) and total outstanding receivables (total loans outstanding less unearned interest and fees) for the fiscal years ended June 30, 1999, 2000 and 2001 is shown below:

Period	**Bad Debts Net of Recoveries**	**Total Outstanding Receivables (at end of period)**	**Percentage of Bad Debts to Total Outstanding Receivables**
June 30, 1998 to June 30, 1999	$2,491.75	$1,934,266.40	.13%
July 1, 1999 to June 30, 2000	$84,404.00	$5,341,831.00	1.58%
July 1, 2000 to June 30, 2001	$136,919.00	$8,003,101.00	1.71%

Because the Company has a brief operating history, the Company cannot accurately determine the exact percentage of bad debts to total outstanding receivables. Loans made to consumers could be satisfied earlier than scheduled or could experience altered terms and rates of maturity. As existing loans age, the percentage of bad debts to outstanding receivables could be significantly higher than the Company has experienced in the past.

It is the policy of the Company, when economically viable, to fully pursue collection of unpaid and delinquent balances on loans in default.

Growth Strategy

The Company's strategy is to grow its loan portfolio by increasing its penetration in existing markets and by expanding into new market areas. The principal components of this strategy include:

- *Branch office autonomy.* The branch offices operate with a great deal of autonomy and accountability. Although goals are established for branch office performance, the branch office manager is responsible for actions taken to reach and maintain Company goals and projections. Branch office management is responsible for business development in its market area, servicing and collecting receivables and, in the event of default, repossession and liquidation of collateral. The Company believes that branch office autonomy enhances service in its market area, improves the quality of receivables due to personal knowledge of the customer base, either known or learned, and permits rapid increases in receivables. Additionally, by permitting loan approval at the branch level, branch office management can interact with the loan applicant during the application and processing phase.

- *Experienced officer and management personnel.* The Company's current and future growth depends upon the experience and competence of its officers and operational and branch office management. The Company's two executive officers have over 70 years of combined experience in the financial services industry. The Company's operational and branch office managers have 170 years of combined experience in the financial services industry. The Company believes that recruiting and retaining experienced operational and branch office management is necessary to achieve and sustain future growth. The Company believes it can recruit quality management by offering competitive compensation and benefits and by providing personal development incentives, such as branch office management autonomy.

- *Selective Market Focus.* Although the Company has a branch office in Knoxville, Tennessee, it generally focuses on smaller communities. The Company believes that small communities historically have not been serviced by consumer finance organizations and have been underserved, on a local level, by prime lenders. Additionally, small community focus is consistent with the Company's goal of achieving personal relationships with its customers, an element it believes is necessary for future growth. Small community focus, coupled with experienced local branch office management, are important considerations for future branch office locations. Other considerations include demographics, competition, and regulatory constraints. The Company had eight branches as of June 30, 2001.

Underwriting Procedures

When a customer submits a credit application, the branch office manager reviews the application for creditworthiness and transactional terms utilizing the Company's standardized credit evaluation criteria worksheet as a guide, along with a current credit report generated by an independent credit reporting agency. The branch office manager is granted the discretion necessary to appropriately consider each customer's circumstances. Items considered before underwriting a loan include the following:

- the applicant's credit quality and whether it is improving or deteriorating;
- the probability of default determined by utilizing the applicant's credit history or other information obtained through the application process;
- the applicant's employment history and current status;
- length of residence; and
- direct verifications of credit history with other creditors.

Additionally, certain items, such as employment and proof of income, must be proven by presentation of pay stubs and other means. By using a standardized credit evaluation worksheet, verification of critical items and the knowledge and experience of local management, the Company attempts to reduce the rate of default and, thereby, reduce its credit losses.

Specific Types of Loans

The Company underwrites the following types of loans:

- *Personal Property Loans*. These loans are secured by various types of personal property, such as furniture, automobiles, or trucks. Up to 10% of the Company's portfolio may consist of loans of up to $7,500 that are secured by automobiles.
- *Refinance Loans*. These loans are made to current customers who have paid down existing loans with the Company and desire to borrow additional funds up to their current approved balance. For each loan, the customer must make and obtain approval under a new application. Advances are limited to the current approved balance available.
- *Real Estate Loans*. The Company will make 1st or 2nd mortgage loans for amounts up to $7,500.00 for a period not to exceed 48 months. These loans typically are limited to 80% of the appraised value, less any other secured loans on the property.
- *Co-Maker Loans*. These loans are extended to customers lacking age or credit quality to qualify individually. The co-maker must qualify individually and must be a relative of the applicant.
- *Tag Mortgages*. The Company makes loans of up to $5,000 that are secured by real estate, but which do not meet the requirements of real estate loans described above. The Company does not obtain an appraisal or review an abstract, but these loans are recorded and principal mortgage information is reviewed. Payments on existing mortgages are required to be current for consideration.

- *Renewal for Balance.* These loans are made primarily to rehabilitate a delinquent account. Unlike most loans, these loans require the approval of the Company's regional supervisor or President.

- *Unsecured Loans.* The Company may also make unsecured loans of up to a maximum of $1,000.00 to customers with good credit ratings and prompt payment histories. In the event of default, the Company has no collateral supporting the loan.

Based upon the Company's total loan portfolio, loan statistics on June 30, 2001 were as follows:

Average Original Gross Loan	$3,384.46
Average Original Net Loan	$2,912.67
Average Weighted, Monthly Payment	$196.96
Average Weighted Original Term	28.17 months
Minimum Term	6 months
Maximum Term	48 months
Weighted Average APR	30.80%
Average Gross Balance Due	$2,444.80
Average Net Balance Due	$2,266.09
Average Weighted Term Remaining	18.65 months

The Company's customers typically cannot obtain credit at a traditional lending institution, such as a bank or savings and loan, due to an impairment in their credit history or the fact the loan amount requested is below the minimum loan requirement of such institution. The Company makes credit available to these customers, who might not be considered at other lending institutions, by charging a higher rate of interest to compensate for increased risk and overhead expenses, by securing the loans and by servicing the loans in a manner designed to minimize defaults and, thereby, losses to the Company.

The Company generally makes loans in the range of $300.00 to $7,500.00, with an average net original amount of $2,605.28.

The Alabama Consumer Credit Act, or "Mini Code," limits the finance charges the Company may impose on certain loans and that assignors may impose on credit sales. *See* BUSINESS - Interest Rates - Alabama. Additionally, the low amount of the average loan increases variable overhead of the Company with respect to making and servicing such loans and the increased risk associated with the Company's customers increases the cost of collection. Each of these factors serve to limit the profitability of the Company.

Tennessee has a variety of laws that affect consumer finance. The laws limit the finance charges that the Company may impose on certain loans and that assignors may impose on credit sales.

Interest Rates

As set forth above, the weighted average Annual Percentage Rate ("APR") on the Company's total loan portfolio as of June 30, 2001, is 30.80%. The Company is lawfully able to achieve such rates, despite the interest rate limitations imposed by the Usury Code of the State of Alabama, for two reasons. First, APR differs from both a simple-interest rate and a precomputed interest rate. The term "APR" is the cost of credit, utilizing a standard definition for computation of interest. APR is determined by four basic components – (i) the amount financed, (ii) the finance charge, (iii) the rapidity of the repayment stream and (iv) the term of the transaction. Thus, the APR is more closely akin to the time value of money. Accordingly, even in those instances when the loans are subject to regulated interest rates, when converted to Annual Percentage Rate, the rate is significantly higher when stated in terms of APR. Secondly, many of the loans, both numerically and on a weighted basis, exceed $2,000. Under Alabama law, loans of $2,000 or more are not subject to a statutory usury cap. Accordingly, when reviewing the total loan portfolio, the weighted average APR may lawfully be 30.8%.

The interest rates charged to customers of the Company comply, in all respects, with the applicable usury law restrictions in the state of Alabama.

Alabama

Certain loans of the Company are subject to the Mini Code. The Mini Code limits the interest rate charged on certain loans and credit sales within the State of Alabama. The Mini Code permits interest charges on certain loans where the amount financed is less than $2,000 of $15 per $100.00 per year for the first $750.00 financed, and $10 per $100 per year for the next $1,250.00 borrowed.

Loans and sales transactions by a company regularly engaged in the business of extending credit are subject to regulation pursuant to the Mini Code. Among other things, this statute places a limit upon the interest rates chargeable upon loans and credit sales in Alabama. The Mini Code does permit the assessment of finance charge on an "add-on" or precomputed-interest basis. The Mini Code also permits closed-end loans to be written on a simple-interest basis, at yields comparable to the precomputed rate limitations. With respect to loans and credit sales of $2,000 or more, the Alabama Usury Code preempts the limitation on interest rates in the Mini Code.

By utilizing the precomputed-interest concept, the Mini Code allows a Rule of 78s method for calculating rebates in the event of prepayment in full. If such prepayment were to occur in the early months of a loan transaction, the earnings to the creditor resulting from a Rule of 78s rebate computation can be significant.

The Mini Code further provides that a creditor may, by contract, in a consumer loan or consumer credit sale secured by an interest in real property, charge and collect points in an amount not to exceed five percent (5%) of the original principal balance. Such points may be paid in cash at the time of the loan or credit sale, or may be deducted from the proceeds, and such points may be treated as fully earned and non-refundable.

The Alabama legislature has enacted interest and usury "override" legislation in response to the volatility of the money market. This legislation has the effect of allowing a higher rate of interest on certain loans than is available to creditors under the Mini Code. One of these laws provides that as an alternative to any other interest or finance charge allowed by state law, a creditor may charge a maximum allowable rate not to exceed two (2) percentage points above the "New York City prime rate" and, in addition to any other interest or finance charge allowed by state law, a creditor may charge as an "interest surcharge" six percent (6%) of the part of the amount financed which is not in excess of $2,000. Further, as mentioned previously, another statute allows creditors and borrowers to negotiate any rate of interest on a loan or credit sale in an amount of not less than $2,000; provided, however, that the transaction may not be unconscionable. Thus, on qualifying loans and credit sales, the rate of interest or finance charge is not limited to the Mini Code add-on rates.

The Mini Code interest rate limitations restrict the potential profitability of the Company. The Company is primarily dependent upon borrowed funds as a source of funds to purchase existing mortgage notes and installment sales contracts as well as to lend to its customers. Thus, to a large extent, the failure or success of the Company's operations from a profit or loss standpoint is dependent on the difference between the interest rate which the Company must pay on funds it borrows and the interest rates payable on contracts which the Company purchases or rates the Company is able to charge on loans made by it. While there is no limit on the rate of interest which the Company may be required to pay to its lenders, the interest rates that the Company may receive under existing credit sales agreements that it purchases and the rates it may charge to its customers are limited. Consequently, when general economic conditions result in abnormally high interest rates on loan funds available to the Company, the Company may be unable to generate profits, may incur substantial losses in its business activities, and may be unable to continue business operations. *See* RISK FACTORS.

Contract Purchasing

The Company has engaged in the limited purchase of sales contracts through its branch offices. Currently, purchased receivables represent only 1% of the investment portfolio.

Contract Servicing

The Company's loans are serviced at the branch office level. The Company believes that any heightened risks that may be associated with its customers is better handled at the branch office level. The customer is required to make payments at the branch were he or she received the loan. The branch office manager at that location is responsible for recordation of all events affecting the loan or its collection and can quickly and accurately reply to customer inquiries, maintain loan security, adjust collection if necessary and administer repossession and liquidation activity.

Branch office personnel typically contact delinquent account customers within a few days of the due date and continue collection activities until payment in full is received. The Company believes that early contract enforcement instills in the customer the necessity of meeting his or her obligations under the loan and displays the Company's expectation of timely payment. Should early collection efforts prove unsuccessful, the Company will pursue collection through all legal means available.

Although the Company performs early enforcement measures to lessen the probability of default, the branch office manager is permitted flexibility when working with customers. If the customer is unable to make a timely payment, the branch office manager can grant a deferment for a short period of time.

Ancillary Products

The Company, as agent for unaffiliated providers, offers its customers credit life insurance, accident and health insurance, limited physical damage insurance for automobiles and property insurance. However, if the customer is required to carry physical damage insurance, the customer is not required to purchase it through the Company. If physical damage insurance is required for the loan and the customer does not secure it, the Company, per the terms of its installment contract, may force place coverage with the insurer it represents and charge the customer accordingly. The Company receives a commission on the ancillary products it sells.

The Company recently formed a wholly owned subsidiary named Royal Insurance Agency, Inc. ("Royal Insurance"). Royal Insurance will serve as an agent for the sale of insurance policies, including without limitation, credit life, credit accident and health, credit property and any other insurance policies or products offered by duly licensed insurers in the State of Alabama. Royal Insurance will also serve as an agent for the sale of insurance policies, including without limitation, accidental death and dismemberment, life, disability, property, casualty and any other insurance policies or products offered by duly licensed insurers in the State of Alabama. Royal Insurance's charter also permits the company to engage in the transaction of any or all lawful business for which corporations may be incorporated under the laws of Alabama.

Credit Agreement

The Company generates the majority of its income from finance charges earned on installment contracts associated with loans to its customers. To make loans to its customers, the Company must rely on external financing. Since inception, the major source of funding for customer installment contract loans has been borrowings available under the Credit Agreement. The following description of the Credit Agreement is qualified in its entirety by reference to the agreement.

Indebtedness under the Revolving Facility bears interest at a floating rate equal to prime plus 4.0%, and indebtedness under the Term Facility bears interest at a floating rate equal to prime plus 6.0%. The Company is required to pay interest on a monthly basis under the terms of the Credit Agreement. Indebtedness of the Company under the Credit Agreement is secured by a first priority security interest in substantially all of the personal property (including, without limitation, accounts receivable, inventory, equipment and fixtures, and general intangibles) of the Company, whether now owned or hereafter acquired.

Advances under the Revolving Facility are generally limited to 85% of eligible receivables (as defined in the Credit Agreement), while advances under the Term Facility are generally limited to 100% or 125% of eligible receivables (as defined in the Credit Agreement). Loans made pursuant to the Credit Agreement may be borrowed, repaid and reborrowed from time to time until the July 31, 2003 expiration date, subject to the satisfaction of certain conditions on the date of any such borrowing.

The obligation of Finova to make advances under the Revolving Facility and the Term Facility is subject to the satisfaction of certain customary conditions including, but not limited to, the absence of a default or event of default under the Credit Agreement, all representations and warranties under the Credit Agreement being true and correct in all material respects and the absence of a material adverse change. The Credit Agreement contains customary covenants of the Company, including, without limitation, restrictions on the following:

- the incurrence of debt;
- the sale of assets;
- mergers, acquisitions and other business combinations;
- investments, as well as prohibitions on the payment of dividends to, or the repurchase or redemption of stock from shareholders; and
- various financial covenants.

The Credit Agreement contains certain customary events of default, including, without limitation, the following:

- the non-payment of principal or interest when due, subject to the applicable grace periods in certain circumstances;
- non-fulfillment of the covenants described above;
- certain changes in control of the ownership of the Company;

- certain events of bankruptcy or insolvency; and
- material judgments.

If any event of default occurs, Finova will be entitled to take all actions permitted to be taken by a secured creditor under the Uniform Commercial Code and to accelerate the amounts due under the Credit Agreement and may require all such amounts outstanding thereunder to be immediately paid in full.

The Notes will be unsecured obligations of the Company. The payment of principal and interest on the Notes will be subordinated in right of payment to all other indebtedness of the Company, including amounts due Finova. By reasons of the subordination provisions of the Notes, in the event of insolvency, liquidation, reorganization, dissolution or other winding-up, Finova will have to be paid in full before the Company makes payments in respect of the Notes. In addition, no payment will be made to the holder of the Notes if:

- any amount due Finova is not paid when due, or
- any other default under the Credit Agreement and the maturity of such indebtedness is accelerated in accordance with its terms.

Accordingly, there may be insufficient assets remaining after such payments to pay amounts due on the Notes.

The primary term of the Credit Agreement expires on July 31, 2003. If the Company desires to extend the primary term or any term thereafter, the Company must give Finova notice of its intent to extend the term no earlier than 180 days and no later than 150 days prior to any expiration of the Credit Agreement. If Finova does not give the Company notice of Finova's intention to renew the Credit Agreement within 60 days after receipt of the Company's notice to extend, then Finova shall be deemed to have elected not to renew the Credit Agreement. The failure of Finova to renew the Credit Agreement could have a material adverse effect on the business, prospects and financial condition of the Company, including the Company's ability to repay the Notes.

In February, 2001, Finova filed for bankruptcy protection as part of a planned bailout. In late August, 2001, Finova announced its emergence from Chapter 11 reorganization proceedings upon the effectiveness of its Plan of Reorganization. Pursuant to the Plan, Finova borrowed $5.6 billion from Berkadia LLC, an entity jointly owned by Berkshire Hathaway Inc. and Leucadia National Corporation. Beginning August 22, the Berkadia loan proceeds were used to pay holders of allowed general unsecured claims of FINOVA 70% of the principal amount of those claims, plus 100% of all allowed pre-petition and post-petition interest. Finova also began issuing its 7.5% New Senior Notes for the remaining 30% of principal amount of those claims. The Company can not predict how this Plan of Reorganization will affect the future availability of funds from Finova.

Competition

The consumer finance industry is subject to significant competition. The Company competes with many large and local finance companies that have greater financial resources than the Company. *See* RISK FACTORS.

Government Regulation

General

The Company's business is subject to numerous federal, state and local regulatory and licensing requirements. As of June 30, 2001, the Company's business operations were conducted in two states, Alabama and Tennessee, both of which regulate its business activities. Such regulatory requirements:

- limit the finance charges, fees and other charges that the Company may impose on installment contracts that it issues or purchases and, in some instances, prescribes the types and terms of those contracts;
- regulate the type of insurance products offered by the Company and the entities for which it might act as agent;
- define the Company's rights in the event of repossession of collateral and, in certain instances, restrict the right of the Company regarding the collection of any unpaid balance; and
- restrict the Company's right of collection through garnishment of debtor earnings.

If the Company expands into additional states, it will be required to comply with the licensing and regulatory requirements of those states as well.

Any adverse change in consumer protection laws could affect the amount of finance charges collectible by the Company, restrict the locations in which it may do business or restrict collections and repossessions in the event of default. A limitation on the amount of finance charges or fees the Company may collect in a transaction could limit expansion by the Company and adversely affect its financial condition. While the Company believes it is currently in compliance with all applicable laws and regulations, there is no assurance it can maintain compliance or that new laws, rules or regulations will not be passed or adopted with which it cannot comply. The failure of the Company to comply with an applicable law or regulation could adversely affect the Company and its business.

The operations of the Company are subject to regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including:

- Requirements that the Company obtain and maintain certain licenses and qualifications;
- Limitations on the interest rates, fees and other charges the Company is allowed to charge;
- Limitations on other terms of the Company's loans;
- Requirements that specified disclosures be provided to borrowers;
- Limitations on and regulations governing the sale and terms of insurance products offered by the Company and the insurers for which it acts as agent; and
- Limitations on the Company's rights to repossess and sell collateral.

Although the Company believes that it is in compliance in all material respects with applicable federal, state, and local laws, rules and regulations, there can be no assurance that a change in such laws, or in the interpretation thereof, will not make the Company's compliance therewith more difficult or expensive, restrict the Company's ability to originate loans, further limit or restrict the amount of interest and other charges earned under such loans, or otherwise adversely affect the business prospects of the Company.

Truth in Lending Act

General

The Company must comply with the requirements of the Truth in Lending Act and Regulation Z promulgated thereunder. The purpose of the Truth in Lending Act and the regulations thereunder is to promote the informed use of consumer credit by requiring term and cost disclosures. The regulations give consumers the right to cancel certain credit transactions involving a lien on a consumer's principal dwelling, regulate certain credit card practices, provide a means for fair and timely resolution of credit billing disputes. The regulations also provide requirements for interest rate statements in variable-rate contracts secured by a consumer's dwelling, impose limitations on home equity plans, set disclosure requirements for reverse mortgage transactions and regulate certain mortgages having a high-rate, high-fee profile.

The Truth in Lending Act does not affect the meaning, scope or applicability of any state laws, including, but not limited to, laws relating to types, amounts or rates of charges, or any elements of charges, which are permitted under the state laws in connection with extensions of credit. The federal law does not limit the application or scope of any state law, nor does it expand state law applicability to include any class of persons or transactions not otherwise covered.

Disclosure

Disclosure is required prior to consummation of any closed-end credit transaction except where credit is extended over the telephone or by the mails. In those cases, delayed disclosure is permitted. Evidence of compliance with the Truth-in-Lending requirements must be retained by creditors or lessors for not less than two years after the date such disclosures were required to be made.

The finance charge is perhaps the most important disclosure to be made. The Truth in Lending Act and Regulation Z provide a list of those individual components which must be included as part of the finance charge disclosure. At the same time, there are other charges which, if itemized and otherwise disclosed, need not be disclosed as part of the finance charge. These charges and the procedures which must be followed in order to exclude them are also set forth.

In close relation to the finance charge is the disclosure of the annual percentage rate. This is a measure of the cost of credit on a yearly basis which must be disclosed and the calculation of which is determined by the underlying transaction. Additionally, other important terms such as the amount financed, the total of payments, and the total sale price (in a sales transaction), using those specific terms must be disclosed and explained.

For those transactions in which the consumer has a rescission right, the creditor must disclose this right and deliver two copies of the notice to each consumer having the right to rescind the transaction.

Advertising

The Truth in Lending Act has been designed to require creditors who advertise some of their credit terms to include all material disclosures. The requirements apply to any creditor who uses any media, as well as window displays and point-of-transaction literature and catalogs. Although the creditor may be held liable for any advertising violations, there is no liability which extends to the advertising media itself.

Rates-Charges

While the Truth in Lending Act and regulations provide for the disclosure of rates and charges, they do not set rate limits or ceilings. There are specific charges, which if separately itemized and disclosed, may be excluded from the finance charge. Disclosure of default or delinquency charges is required if those charges are assessed in the event of late payment.

Rescission

The Truth in Lending Act and Regulation Z provide the consumer with the right to rescind the transaction within three business days, without penalty, if the transaction involves a security interest taken in the consumer's principal dwelling. The right does not apply, however, where the security interest relates to a purchase money mortgage transaction. The rescission right notice delivered to the consumer must be given in a clear and conspicuous manner.

Remedies-Penalties

The Truth in Lending Act provides for the institution of a civil action by an aggrieved consumer in any United States District Court or other court of competent jurisdiction if the action is brought within one year from the date of the violation. If, however, a creditor brings an action to collect on a debt more than a year after the transaction date, the consumer may assert a Truth-in-Lending claim as an affirmative defense in recoupment or setoff.

A creditor who violates the disclosure provisions may be sued in an individual action for twice the amount of the finance charge with a maximum $2,000 recovery; and, in a class action the recovery may be the lesser of one percent of the net worth of the creditor, or $500,000. Costs and attorney's fees may be awarded. Criminal penalties are provided for those who willfully and knowingly violate Truth-in-Lending provisions.

Interest Rates

The consumer loan industry is subject to strict regulation by the State of Alabama and the State of Tennessee. Both states' laws generally limit the rates that can be charged by the Company on its loans and on credit sales agreements that it purchases. Violations of such laws may be criminal offenses. *See* BUSINESS - Interest Rates.

Branch Offices

The Company has offices in Athens, Daleville, Decatur, Prattville, Selma and Mobile, Alabama and in Hixon and Knoxville, Tennessee. The criteria for branch office locations include the availability of experienced local management personnel, demographics, competition in the market area and the degree of regulatory control applied to market participants. The Company expects to be able to recruit necessary management once a location is determined.

Branch office management operates with significant autonomy and accountability. While management is responsible for meeting operational goals for the branch, they are given the authority to approve and close loans based upon the Company's credit policy. Additionally, branch office management is responsible for the collection of receivables and the repossession and liquidation of collateral in the event of default.

A typical branch office consists of 2 employees, in addition to the branch office manager. Each branch office is expected to become profitable within 12 months of opening. During this 12 month period, start up costs are expensed by the Company. All real property is leased. *See* BUSINESS - Properties.

Monitoring Branch Office Performance and Compliance

The Company monitors branch office performance and compliance with Company policy through branch office management and a detailed reporting and review system developed and administered by the executive office. Additionally, the Executive Office provides overall comprehensive management of branch office operations and performs monthly compliance audits.

Properties

The Company's principal office is located in Enterprise, Alabama. As of June 30, 2001, the Company leased the following office space for each of its branch offices:

Branch	Lessor	Lease Term	Monthly Rental	Terminatio n Date	Renewal Provisions
Athens, AL	Julyn, Inc.	3 years	$700.00	3/31/03	Option to renew for an additional term of 3 years
Daleville, AL	Time Warner	2 years and 10 months	1st Year $650 2nd Year $850 Remaining Year $1050	7/31/01, subject to termination of underlying lease	None
Prattville, AL	Aronov Realty Mgt/Prattville Square Shopping Center	3 Years	$733.33	11/30/01	Option to renew for an additional term of 3 years
Selma, AL	Mary Ann M. Patterson, as Agent of The Plant Estate	1 Year	1st Six Months $900 2nd Six Months $1,000	12/31/01	Option to renew for an additional term of 2 years
Decatur, AL	Betty Brewer Rodgers and Gary Rodgers	3 Years	$1,040.00	9/30/02	Option to renew for an additional term of 3 years
Mobile	Marital Trust u/w/o Marl M. Cummings, Jr., B. White-Spunner, George K. Graf Family Limited Partnership, Marie L. Graf Family Limited Partnership, George E. Graf, Marilynn G. Sullivan, Emil T. Graf, III, Leonna Graf Glenn and Curtis M.	3 years	$500.00	3/31/03	None
Hixon, TN	George S. Edwards,	3 Years	$1,175.00	8/31/01	Option to

Knoxville, TN	Realty Resources Systems, Inc.	3 Years	$1,020.83	10/02	Option to renew for an additional term of 3 years

Employees

As of June 30, 2001, the Company employed 23 persons on a full-time basis. None of the Company's employees are covered by a collective bargaining agreement. The Company provides group medical insurance and term life insurance to eligible employees. The Company believes it has good relations with all its employees.

Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of business. The Company is not currently a party to any material litigation.

MANAGEMENT

Executive Officers and Directors

As of December 31, 2001, the directors and executive officers of the Company, their ages and present positions with the Company are as follows:

Name	Age	Position(s)
Nicholas R. Ash	55	Chief Executive Officer, Secretary and Director
Billy G. Giles	59	President, Treasurer and Director

All directors hold office until the next annual meeting of the stockholders of the Company, or until their successors are duly qualified and elected. The executive officers are elected annually by the Board of Directors. There are no family relationships among directors or executive officers of the Company.

Nicholas R. Ash has served as Chief Executive Officer and Secretary of the Company since inception. Prior to joining the Company, Mr. Ash served as an Assistant Vice President and Director of Management Information Systems for First Enterprise Acceptance Company, a maker of indirect, sub-prime automobile loans, from 1994 to 1998. In 1998, First Enterprise Acceptance Company filed for protection from creditors under Chapter 11 of the Federal Bankruptcy Code. From 1993 to 1994, Mr. Ash served as compliance and loan review officer for First National Bank of Ashford, a national bank, and Barbour County Bank, a state chartered bank. From 1990 to 1992 Mr. Ash was a bank examiner with the Federal Deposit Insurance Corp. Mr. Ash is a graduate of the School for Bank Administration at the University of Wisconsin and received an M.B.A. and two undergraduate degrees from Troy State University. Mr. Ash is also an Alabama Certified Public Accountant.

Billy G. Giles has served as President and Treasurer of the Company since inception. Prior to joining the Company, Mr. Giles served as an Assistant Vice President and Director of Operations for

First Enterprise Acceptance Company, a maker of indirect, sub-prime automobile loans, from 1994 to 1998. In 1998, First Enterprise Acceptance Company filed for protection from creditors under Chapter 11 of the Federal Bankruptcy Code. From 1991 to 1994, Mr. Giles was a supervisor at First Franklin Financial Corporation, a consumer finance company, in Toccoa, Georgia. Mr. Giles attended Arlington State College in Arlington, Texas.

Executive Compensation

The following table sets forth certain information concerning the remuneration paid by the Company to each of its officers for services rendered in all capacities during the period from July 1, 1999 to June 30, 2000 and from July 1, 2000 to June 30, 2001.

Name of Individual	Aggregate Remuneration July 1, 1999 to June 30, 2000	Aggregate Remuneration July 1, 2000 to June 30, 2001
Nicholas R. Ash	$34,619.21	$67,057.90
Billy G. Giles	$40,773.05	$67,057.90

Director Compensation

The Company does not currently compensate its directors for their service on the Board of Directors.

Employment Agreements

The Company does not currently have any employment agreements with its executive officers or other employees.

Stock Option Plans

There are no options, warrants or other rights outstanding to purchase securities from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The only transactions between the officers and directors of the Company and the Company has been the purchase of Common Stock and the employment, for compensation, of certain shareholders, The Company currently has no arrangements with any outside entity or party which include, as owners or otherwise, shareholders, officers or directors of the Company. Any future transactions, if any, between the Company and its officers, directors and 5% shareholders will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of the directors and shareholders.

As of June 30, 2001, the outstanding balance of any loans between Nicholas R. Ash, the Company's Chief Executive Officer and Secretary, and the Company is $81,000. The loan bears interest at an annual rate of prime plus 4% and was made to finance working capital expenses of the Company.

As of June 30, 2001, the outstanding balance of any loans between Billy G. Giles, the Company's President and Treasurer, and the Company is $8,000. The loan bears interest at an annual rate of prime plus 4% and was made to finance working capital expenses of the Company.

(Remainder of Page Intentionally Left Blank)

SELECTED FINANCIAL AND OPERATING DATA

The following historical financial information has been derived from the audited financial statements of the Company for the fiscal years ended June 30, 2000 and 2001 and from the unaudited financial statements of the Company for the five month period ended November 30, 2001. This information should be read in conjunction with the Company's financial statements and the notes thereto attached to this Offering Circular.

	Fiscal Year Ended	Fiscal Year Ended	Five Months Ended
	June 30, 2000 (audited)	June 30, 2001 (audited)	November 30, 2001 (unaudited)
Statement of Income:			
Interest revenue	$1,227,567	$ 2,394,446	$997,247.22
Interest expense	(507,498)	(1,059,369)	(403,428)
Net interest revenue	720,069	1,335,077	593,820
Provision for loan losses	(148,569)	(213,574)	(111,777)
Other revenue	144,981	394,547	218,215
Operating expenses	(1,110,236)	(1,514,096)	(658,269)
Net Income/ loss (1)	(393,755)	1,954	41,989
Balance Sheet Data:			
Cash and cash equivalents	$ 97,441	$ 128,095	$111,320.14
Net receivables balance	5,341,831	8,003,101	8,224,093
Allowance for loan losses	(160,880)	(237,535)	228,906
Prepaid Expenses	13,727	25,546	22,992
Insurance Receivable	-	22,807	30,094
Property and Equipment, Net	105,763	123,099	138,644
Deposits	4,081	7,168	5,383
Debenture Costs, Net of Accumulated Amortization	-	20,865	26,379
Total assets	5,401,963	8,093,146	8,330,000
Total liabilities	6,181,251	8,870,480	9,065,344
Common stock	10	10	10
Additional paid in capital	99,990	99,990	99,990
Accumulated deficit	(879,288)	(877,334)	(835,344)
Stockholders equity (deficit)	(779,288)	(777,334)	(735,344)

(1) The Company has elected to be taxed as an S corporation under the Internal Revenue Code.

DESCRIPTION OF THE NOTES

General

The Company is offering Non-Negotiable, Four-Year, Subordinated, Unsecured Notes (the "Notes"). The minimum investment for the Offering is $500.00. The Notes will be sold only through this Offering Circular. Notes will be offered in $100.00 multiples for investments in excess of $500.00.

Maturity

Each Note will be dated at the time it is issued and will mature four (4) years from the date of issuance. In the event of the death of a holder of a Note, the duly appointed representative of his estate may demand prepayment at any time by giving the Company ten (10) days written notice in advance.

Interest

The Notes initially will bear interest at a variable rate from the Prime Rate published in the Wall Street Journal, Southeast Edition (the "Prime Rate") to the Prime Rate plus 3%, depending upon the date demand for payment may be made. Notes on which demand for payment may be made on each 6-month anniversary date will bear interest at the Prime Rate. Notes on which demand for payment may be made on each 1-year anniversary date will bear interest at the Prime Rate plus 1%. Notes on which demand for payment may be made on each 2-year anniversary date will bear interest at the Prime Rate plus 2% . Notes on which demand for payment may be made on the 3-year anniversary date will bear interest at the Prime Rate plus 2.5%. Notes on which demand for payment cannot be made before the maturity date will bear interest at the Prime Rate plus 3%.

Security

The Notes will be unsecured, general obligations of the Company.

Demand for Payment

The purchaser of a Note will be entitled to determine, at the time of purchase, whether the holder may demand prepayment of the Note: (a) on ten (10) days written notice in advance of each six-month anniversary date from the date of issuance, in which case the Note will bear interest at a variable rate equal to the Prime Rate; (b) on ten (10) days written notice in advance of the date one year from date of issuance or on any annual anniversary date thereafter, in which event the Note will bear interest at the variable rate of Prime plus 1%; (c) on ten (10) days written notice in advance of the date two years from date of issuance or on any two-year anniversary date thereafter, in which event the Note will bear interest at the variable rate of Prime plus 2%; (d) on ten (10) days written notice in advance of the date three years from date of issuance, in which event the Note will bear interest at the variable rate of Prime plus 2.5% or (e) at maturity, in which event the Note will bear interest at the variable rate of Prime plus 3%.

Payment of Interest

Interest will be paid quarterly on the Notes on each January 1, April 1, July 1 and October 1 except for investments of $5,000 or more, in which case the holder may collect interest on a monthly basis. The Prime Rate will be adjusted on the last day of each month. Also, the holder of any Note can elect to allow interest to accumulate, in which event the accrued but unpaid interest will earn interest compounded quarterly at the same rate as set forth in the Note on which the interest has accrued; in such event, the accrued but unpaid interest and the interest earned thereon can be demanded for payment at any time upon request. If a purchaser elects to defer the receipt of all interest until maturity, under the

Internal Revenue Code, the interest is considered to be earned ratably over the term of the Note, and is regarded as taxable income to the Note holder each year during such term. *See* TAX MATTERS.

Payment Upon Death

A Note shall be due, in the event of the death of the holder, at any time upon ten (10) days' written notice by the duly appointed representative of the estate of the holder. In such event, interest shall be paid through the date of prepayment.

Terms

Interest will be paid quarterly on the Notes on each January 1, April 1, July 1 and October 1 except for investments of $5,000 or more, in which case the holder may collect interest on a monthly basis. The Prime Rate will be adjusted on the last day of each month. Any changes to the terms of the Notes will be reflected in a post-qualification Amendment to this Offering Statement.

Subordination

The Notes, including the payment of principal and interest thereon, will be subordinate to the principal of and unpaid accrued interest on:

- all indebtedness of the Company to banks, insurance companies or other financial institutions regularly engaged in the business of lending money, which is for money borrowed by the Company (whether or not secured), and whether outstanding on the date hereof or at any time hereafter, including, without limitation, the indebtedness of the Company to Finova pursuant to that certain Loan and Security Agreement dated as of August 12, 1998;
- any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such senior debt, or any indebtedness arising from the satisfaction of such senior debt by a guarantor; and
- all indebtedness to unaffiliated note or debenture holders incurred:
  - to provide working capital necessary for the proper conduct of business; or
  - to develop additional branch offices.

Default

A default in a Note occurs upon a failure by the Company to make any payment of the interest on or the principal of the Note within thirty (30) days after becoming due and in certain events of bankruptcy, insolvency or reorganization. In the event of a default by the Company, the Note shall be immediately due and payable.

Non-Negotiable

The Notes are not negotiable.

Conversion

The Notes are not convertible into the capital stock of the Company or any other security.

Covenants

The Notes will not contain any covenants restricting the activities of the Company, such as:

- covenants restricting the Company's ability to declare dividends
- covenants requiring:
  - the maintenance of any ratio of assets
  - the creation or maintenance of reserves
  - the maintenance of properties
- covenants permitting or restricting:
  - the issuance of additional securities
  - the withdrawal of cash deposited against such issuance
  - the incurring of additional debt
- covenants requiring the maintenance of any type of security for the Notes

Sinking Fund

No sinking fund will be established for the Notes and repayment of the Notes will be made from the cash resources of the Company, including the proceeds from the sale of Notes in the future.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of June 30, 2001, with respect to each director and officer, all directors and officers as a group, and any person who is known by the Company to be the beneficial owner of more than 5% of the Company's common stock.

Name and Address of Owner	Number of Shares	Percentage of Class
Nicholas R. Ash 1255 Rucker Boulevard Enterprise, Alabama 36330	500	50%
Billy G. Giles 131 North Memorial Drive Prattville, Alabama 36067	500	50%

All directors and executive officers as a group (2 persons)	1,000	100%

TAX MATTERS

The discussion contained herein has been prepared by the Company and is based on existing law as contained in the Internal Revenue Code, amended United States Treasury Regulations ("Treasury Regulations"), administrative rulings and court decisions as of the date of this Offering Circular. No assurance can be given that future legislative enactments, administrative rulings or court decisions will not modify the legal basis for statements contained in this discussion. Any such development may be applied retroactively to transactions completed prior to the date thereof and could contain provisions having an adverse effect upon the Company and the Note holders.

Interest will be paid quarterly on all Notes. The interest income that Note holders must report for federal income tax purposes will be treated as portfolio income. Therefore, a Note holder will not be able to utilize passive losses to offset interest income from the Notes. Certain investors exempt from federal income taxes are generally exempt from taxation except to the extent that they have unrelated business taxable income ("UBTI") (determined in accordance with Sections 511-514 of the Code). If a tax-exempt investor purchases Notes with debt, then such Notes will be debt-financed property and the income therefrom will more than likely be considered UBTI.

The Interest and Dividend Tax Compliance Act of 1983 requires that financial institutions and other payors of interest impose 31% backup withholding on any payments made to payees if the institution is notified by the Internal Revenue Service that the taxpayer identification number provided by the payee is incorrect. However, payees may avoid backup withholding by providing correct identification numbers to payors within thirty (30) days of this notification from the Internal Revenue Service. Under the 1983 Act, payors of interest are also subject to a $50 penalty for each Form 1099 with an incorrect or missing taxpayer identification number, unless due diligence has been exercised in soliciting the number from the payee. The taxpayer identification number for an individual is such person's Social Security number. The form of Subscription Agreement attached to this Offering Circular requires a prospective Note holder to provide his correct Social Security number and, by doing so, a Note holder will avoid becoming subject to the thirty-one (31%) backup withholding requirement of the 1983 Act.

The tax basis that a Note holder will have in his Notes will equal his cost in acquiring the Notes. If a Note holder acquires Notes at different times or at different prices, he must maintain records of those transactions so that he can accurately report gain or loss realized upon disposition of the Notes. However, the Notes are not negotiable; therefore, no market exists for the Notes at the present time, and no market is expected to develop in the future. Prospective investors should be aware, therefore, that they will be unable to sell their Notes. Nonetheless, gain or loss on a sale or exchange of the Notes will be capital gain or loss if the Notes are held as a capital asset, except to the extent of unreported interest accruing prior to the sale, and will be long-term gain or loss if held for more than one year prior to the sale or exchange.

In addition to the federal income tax consequences described above, prospective Investors should consider potential state and local tax consequences of an investment in the Notes.

THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY SINCE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES VARY SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH PROSPECTIVE INVESTOR. ACCORDINGLY, PROSPECTIVE INVESTORS ARE

STRONGLY URGED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATIONS REGARDING THE POSSIBLE TAX CONSEQUENCES OF AN INVESTMENT IN NOTES.

LEGAL MATTERS

Sirote & Permutt, P.C., Birmingham, Alabama, will pass upon certain legal matters in connection with the Notes.

EXPERTS

The financial statements of the Company for the fiscal year ended June 30, 2001 have been audited by Carr, Riggs and Ingram, LLP, independent certified public accountants, as stated in their report appearing herein and have been included in reliance upon the report of such firm as experts in accounting and auditing.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Enterprise, State of Alabama, on ________, 2002.

ROYAL FINANCE COMPANY, INC.

By:________________________________
Nicholas R. Ash
Chief Executive Officer and Secretary

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Nicholas R. Ash	Chief Executive Officer, Secretary and Director	January 15, 2002
Billy G. Giles	President, Treasurer and Director	January 15, 2002



CARR • RIGGS & INGRAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

A Limited Liability Partnership

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the use of our report dated August 16, 2001 and to all references to our Firm included in or made a part of the Offering Circular of Royal Finance Company, Inc. to be filed with the U.S. Securities and Exchange Commission and the Alabama Securities Commission.

Carr, Riggs & Ingram, LLP

Enterprise, Alabama
January 16, 2002

ENTERPRISE
1117 BOLL WEEVIL CIRCLE
PO BOX 311070
ENTERPRISE, AL 36331
(334) 347-0088
FAX (334) 347-7650


BDO
SEIDMAN
ALLIANCE
AN INDEPENDENT MEMBER

ROYAL FINANCE COMPANY, INC.
DALEVILLE, ALABAMA

FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

ROYAL FINANCE COMPANY, INC.
DALEVILLE, ALABAMA
JUNE 30, 2001

TABLE OF CONTENTS



CARR • RIGGS & INGRAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

A Limited Liability Partnership

LLIAM H. CARR, CPA
STEPHEN C. RIGGS, CPA
PHYLLIS S. INGRAM, CPA
UCE E. AVERETT, CPA
LANIE L. AMMONS, CPA
ACY T. CONERLY, CPA
TIMOTHY D. FULMER, CPA
HILTON C. GALLOWAY, CPA
ENN W. GILLYARD, CPA
A R. GOOLSBY, CPA
RIE W. HARRISON, CPA
D. TIMOTHY HERNDON, CPA
DAVID W. JOHNSON, CPA
MICHAEL MADDOX, CPA
LIAN G. MARTIN, CPA
HARD A. MCKINNEY, CPA
DOUGLAS L. MIMS, CPA
DEANNA L. MULDOWNEY, CPA
UCE A. NUNNALLY, CPA
IOMAS J. RISALVATO, CPA
CHAEL A. SCOTT, CPA
ASHLEY H. STAFFORD, CPA
PAUL W. STOREY, CPA
LLIS A. TEEL, JR., CPA
MES F. THIELEN, CPA

TERPRISE
7 BOLL WEEVIL CIRCLE
PO BOX 311070
ENTERPRISE, AL 36331
341 347-0058
X (334) 347-7650

FFICES IN:
DESTIN, FL
OTHAN, AL
RT WALTON BEACH, FL
NEVA, AL
MONTGOMERY
NICEVILLE, FL
NAMA CITY, FL
LLAHASSEE, FL

embers
nerican Institute of
Certified Public Accountants
Florida Institute of
ertified Public Accountants
abama Society of
rtified Public Accountants
Division of CPA Firms
SEC Practice Section

BDO SEIDMAN ALLIANCE
N INDEPENDENT MEMBER

INDEPENDENT AUDITORS' REPORT

Board of Directors
Royal Finance Company, Inc.
Enterprise, Alabama

We have audited the accompanying balance sheets of Royal Finance Company, Inc. (an S corporation) as of June 30, 2001 and 2000, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Finance Company, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carr, Riggs & Ingram, L.L.P.

CARR, RIGGS & INGRAM, L.L.P.

Certified Public Accountants

August 16, 2001

ROYAL FINANCE COMPANY, INC.
BALANCE SHEETS

ASSETS

	JUNE 30, 2001	JUNE 30, 2000
Cash and Cash Equivalents	$ 128,095	$ 97,441
Notes, Net of Unearned Interest and Fees of $923,973 and $1,467,196	8,003,101	5,341,831
Less Allowance for Loan Losses	(237,535)	(160,880)
Net Loans	7,765,566	5,180,951
Prepaid Expenses	25,546	13,727
Insurance Receivable	22,807	-
Property and Equipment, Net	123,099	105,763
Deposits	7,168	4,081
Debenture Costs, Net of Accumulated Amortization of $4,170	20,865	-
Total Assets	$ 8,093,146	$ 5,401,963

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	JUNE 30, 2001	JUNE 30, 2000
LIABILITIES		
Accrued Liabilities	$ 124,263	$ 145,251
Revolving Credit Lines	8,456,000	5,862,000
Short Term Notes Payable	159,097	50,000
Subordinated Debentures	42,120	-
Note Payable - Stockholders	89,000	124,000
Total Liabilities	8,870,480	6,181,251
STOCKHOLDERS' EQUITY (DEFICIT)		
Common Stock, Par Value $.01 (1,000 Shares Authorized, Issued and Outstanding)	10	10
Paid in Capital	99,990	99,990
Accumulated Deficit	(877,334)	(879,288)
Total Stockholders' Equity (Deficit)	(777,334)	(779,288)
Total Liabilities and Stockholders' Equity	$ 8,093,146	$ 5,401,963

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED	
	JUNE 30, 2001	JUNE 30, 2000
INTEREST REVENUE	$ 2,394,446	$ 1,227,567
INTEREST EXPENSE	(1,059,369)	(507,498)
NET INTEREST REVENUE	1,335,077	720,069
EXPENSES		
Provision for Loan Losses	(213,574)	(148,569)
NET INTEREST REVENUE AFTER PROVISION FOR LOAN LOSSES	1,121,503	571,500
OTHER REVENUE	394,547	144,981
OTHER EXPENSES		
Salaries and Benefits	(976,705)	(666,589)
Operating Expenses	(537,391)	(443,647)
NET INCOME (LOSS)	$ 1,954	$ (393,755)

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	COMMON STOCK	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balance - June 30, 1999	$ 10	$ 99,990	$ (457,693)	$ (357,693)
Shareholder Distributions	-	-	(27,840)	(27,840)
Net Loss	-	-	(393,755)	(393,755)
Balance - June 30, 2000	10	99,990	(879,288)	(779,288)
Net Income	-	-	1,954	1,954
Balance - June 30, 2001	$ 10	$ 99,990	$ (877,334)	$ (777,334)

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED	
	JUNE 30, 2001	JUNE 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 1,954	$ (393,755)
Adjustments		
Depreciation and Amortization	30,280	23,670
Provision For Loan Losses	213,574	148,569
Changes in Operating Assets and Liabilities:		
Increase In Deposits and Prepaid Expenses	(37,713)	(11,250)
Increase (Decrease) In Accrued Liabilities	(20,989)	88,775
Net Cash Provided (Used) In Operating Activities	187,106	(143,991)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment	(43,445)	(57,362)
Net Loans To Customers	(2,798,189)	(3,491,969)
Net Cash Used In Investing Activities	(2,841,634)	(3,549,331)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additions To Revolving Credit Line	2,594,000	3,716,000
Additions to Subordinated Debentures	42,120	-
Additions To Short Term Notes	113,215	50,000
Payments on Short Term Notes	(4,118)	-
Subordinated Debenture Costs	(25,035)	-
Distributions to Stockholders	-	(27,840)
Increase (Decrease) In Stockholders Notes	(35,000)	44,000
Net Cash Provided From Financing Activities	2,685,182	3,782,160
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,654	88,838
CASH AND CASH EQUIVALENTS - Beginning	97,441	8,603
CASH AND CASH EQUIVALENTS - Ending	$ 128,095	$ 97,441

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Royal Finance Company, Inc.'s operations are principally related to providing financing for consumers by way of loans. The Corporation currently operates seven branches located in Prattville, Daleville, Decatur, Athens and Mobile, Alabama, and Knoxville and Hixson, Tennessee.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes - Loans are stated at the amount of unpaid principle, net of unearned interest and fees. Interest on loans is recognized over the term of the loan and is calculated using the rule of 78 method on principal amounts outstanding. Unearned fees and insurance on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Allowance for Loan Losses - The allowance for loan losses is established on the balances of notes net of unearned interest and fees at a rate of 3% at June 30, 2001 and 3% at June 30, 2000. Loans are charged against the reserve when management believes that the collectibility of the principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans.

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Ordinary repairs are expensed as incurred while the costs of parts, labor and installation incurred for betterments of fixed assets are capitalized.

Debenture Costs – Debenture costs are being amortized on the straight-line method over three years.

Income Taxes - The Corporation, with the consent of its stockholders, has elected to be taxed under the Internal Revenue Code as an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Corporation's taxable income.

Concentrations - Financial instruments that potentially subject the Corporation to credit risk include notes receivable.

Advertising Costs – Advertising costs, which are included in operating expenses, are expensed as incurred. Advertising expense for the years ended June 30, 2001 and 2000 was $59,347 and $42,294, respectively.

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 2 - NOTES

Net loans of $7,765,566 at June 30, 2001 consists of consumer loans of $8,927,075 less unearned interest and fees of $923,974 and an allowance for loan losses of $237,535.

Net loans of $5,180,951 at June 30, 2000 consists of consumer loans of $6,809,027 less unearned interest and fees of $1,467,196 and an allowance for loan losses of $160,880.

Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for ninety days or more. The accrual is resumed when the loan becomes contractually current, and past-due interest income is recognized at that time. The Company had loans past due greater than 90 days at June 30, 2001 and 2000 totaling $200,284 and $84,672, respectively. Loans classified as troubled debt restructuring, as defined in Statement of Financial Accounting Standards No. 15, as of June 30, 2001 and 2000 totaled $122,978 and $97,075, respectively. There were no foreign outstandings at June 30, 2001 and 2000. As of June 30, 2001 and 2000, management had not designated any loans as potential problem loans as defined in Section III C.2. of Industry Guide 3.

An analysis of the change in the allowance for loan losses follows:

	FOR THE YEAR ENDED	
	JUNE 30, 2001	JUNE 30, 2000
Beginning Balance	$ 160,880	$ 96,715
Loans Charged Off	(147,249)	(88,821)
Recoveries	10,330	4,417
Provision for Loan Losses	213,574	148,569
Ending Balance	$ 237,535	$ 160,880

NOTE 3 - PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

	JUNE 30, 2001	JUNE 30, 2000
Leasehold Improvements	$ 44,000	$ 38,570
Furniture and Fixtures	27,420	21,586
Equipment	115,291	83,108
	186,711	143,264
Accumulated Depreciation	(63,612)	(37,501)
Total	$ 123,099	$ 105,763

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 4 - REVOLVING CREDIT LINES

The revolving credit lines consisted of the following:

	JUNE 30, 2001	JUNE 30, 2000
Finova Capital Corporation - Credit line is $10,000,000, interest due monthly at 4% above prime, with a maturity date of July 31, 2003. Interest rate at June 30, 2001 and 2000 is 11.0% and 13.5%, respectively. Secured by notes receivable.	$ 6,701,000	$ 4,415,000
Finova Capital Corporation - Subline of $2,500,000, interest due monthly at 6% above prime, with a maturity date of July 31, 2003. Interest rate at June 30, 2001 and 2000 is 13.0% and 15.5%, respectively. Secured by notes receivable.	1,755,000	1,447,000
Total Revolving Credit Lines	$ 8,456,000	$ 5,862,000

Advances are limited to certain percentages of net eligible receivables.

These loans contain certain covenants to related financial ratios, net worth and income requirements, and restrictions on distributions to shareholders. The lender granted a waiver on the restriction of distributions to shareholders through June 30, 2000. Management is not aware of any other violations of covenants under these loans for the years ended June 30, 2001 and 2000.

NOTE 5 – SHORT TERM NOTES PAYABLE

	JUNE 30, 2001	JUNE 30, 2000
Voyager Insurance Companies – Interest due monthly at prime +2%. Principal due on demand. Secured by notes receivable.	$ 150,000	$ 50,000
American Express – Installment note with monthly payments of $1,224, including interest at 19.9%. Matures February 2002. Unsecured.	9,097	-
Total Short Term Notes Payable	$ 159,097	$ 50,000

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 6 – DEBENTURES

	JUNE 30, 2001	JUNE 30, 2000
7% three year subordinated debentures callable November 2001.	$ 2,500	$ -
8% three year subordinated debentures callable May 2002	2,500	-
9% three year subordinated debentures, non-callable.	37,120	-
Total Debentures	$ 42,120	$ -0-

NOTE 7 - NOTES PAYABLE - STOCKHOLDERS

Notes Payable - Stockholders consist of a payable to Nicholas Ash of $81,000 and $116,000 at June 30, 2001 and 2000, respectively, and a payable to Bill Giles of $8,000 at June 30, 2001 and 2000. Payment terms are undefined depending on future decisions of management.

NOTE 8 - INTEREST COSTS

Interest cost for the years ended June 30, 2001 and 2000 was $1,059,369 and $507,498, respectively, all of which was charged to operations.

NOTE 9 - CASH FLOW INFORMATION

For purposes of the statement of cash flows, cash equivalents include all instruments with an original maturity of three months or less.

Cash paid for interest for the year ended June 30, 2001 and 2000 was $1,041,184 and $461,594, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Corporation leases its offices under non-cancelable operating leases. Rent expense under these leases for the year ended June 30, 2001 and 2000 was $79,137 and $59,522, respectively.

Future minimum lease payments under all operating leases for years ending June 30, are as follows:

2002	$ 52,197
2003	18,003
	$ 70,200

Unaudited

Royal Finance Company
Statement of Cash Flows
For the Periods Ended

	For the Period July 1, 2001 to November 30, 2001
CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$41,989.17
Adjustments to reconcile net income to net cash	
Provided by (used in) operating activities:	
Depreciation	15,141.00
Amortization	3,475.00
Provision for loan losses	111,776.73
Net (Increase) decrease in Other Assets	(2,949.11)
Net Increase (decrease) in Other Liabilities	(24,981.12)
Total Adjustments	102,462.50
Net Cash provided by (used in) operating activities	144,451.67
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net loans over principal collected	(341,396.86)
Capital expenditures	(30,686.45)
Net cash used in investing activities	(372,083.31)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds fro Senior Debt	184,000.00
Proceeds from Subordinated Debt	(95,000.00)
Other Subordinated Debt	137,784.25
Voyager Insurance Subordinated Notes Payable	
Notes Payable - Other (Net)	(6,938.26)
Deferred Debenture Cost	(8,989.62)
Notes payable - Stockholders	-
Common Stock and Surplus	
Distributions	
Net Cash provided by financing activities	210,856.35
INCREASE (DECREASE) IN CASH	(16,775.29)
CASH AT BEGINNING OF YEAR	128,095.43
CASH AT END OF YEAR	$111,320.14
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$412,040.75
Income Taxes	$0.00

Royal Finance Company, Inc.
Allowance For Loan Losses
For The Period Ended

	July 1, 2001 to November 30, 2001
Beginning Balance	$237,535.00
Loans Charged off	(128,004.10)
Recoveries	7,598.37
Net Loans Charged Off	(120,405.73)
Provision For Losses	111,776.73
Ending Balance	$228,906.00

Royal Finance Company, Inc.
Statement of Changes in Stockholders' Equity (Deficit)

Description	Common Stock	Additional Paid In Capital	Retained Earnings	Totals
Beginning of Period, July 1, 2001	10.00	99,990.00	(877,333.05)	(777,333.05)
Add Net Income			41,989.17	41,989.17
Balance at End of Period November 30, 2001	$10.00	$99,990.00	($835,343.88)	($735,343.88)

Royal Finance Company, Inc.
Balance Sheet

	November 30, 2001
Assets	
Cash	$111,320.14
Loans, net of Unearned Interest and Fees of $771,302.94	8,224,093.26
Less: Allowance for Loan Losses	228,906.00
Net Loans Receivable	7,995,187.26
Fixed Assets - Net	138,644.31
Other Assets	
Prepaid Expenses	22,991.61
Utility & Other Deposits	5,383.14
Other	30,094.07
Deferred Debenture Cost	26,379.42
Total Other Assets	84,848.24
Total Assets	$8,329,999.95
Liabilities & Shareholders' Equity (Deficit)	
Liabilities	
Accrued Liabilities	$101,439.58
Notes Payable, Offering Dated September 2000	179,904.25
Note Payable, Voyager Insurance	150,000.00
Note Payable, Finova Capital Corporation, Senior	6,885,000.00
Note Payable, Finova Capital Corporation, Senior Subordinated	1,660,000.00
Note Payable, Stockholders	89,000.00
Total Liabilities	9,065,343.83
Shareholders' Equity (Deficit)	
Common Stock, Par Value $.01 (1,000 Shares Authorized, Issued and Outstanding)	10.00
Paid In Capital	99,990.00
Accumulated Deficit	(835,343.88)
Total	(735,343.88)
Total Liabilities and Equity	$8,329,999.95

unaudited

Royal Finance Company
Income Statement
For the Period Ended

Description	Five Months Ended November 30, 2001
Interest Revenue	997,247.22
Less Interest Expense	403,427.64
Net Interest Revenue	593,819.58
Insurance Revenue	157,590.18
Other Revenue	60,625.11
Total Other Revenue	218,215.29
Total Revenue	812,034.87
Provision for Loan Losses	111,776.73
Expenses	
Salaries and Benefits	405,277.06
Other Operating Expenses	252,991.91
Total Expenses	658,268.97
Net Income	$41,989.17

12/15/201

PART III
EXHIBITS

DESCRIPTION OF EXHIBIT

Articles of Incorporation of Royal Finance Company, Inc., as amended

Bylaws of Royal Finance Company, Inc.

Form of Non-Negotiable, Four-Year Subordinated, Unsecured Note

Form of Subscription Agreement

Audited Financial Statements

Unaudited Financial Statements for the Five Months Ended November 30, 2001

STATE OF ALABAMA

I, Jim Bennett, Secretary of State of the State of Alabama, having custody of the Great and Principal Seal of said State, do hereby certify that

as appears on file and of record in this office, the pages hereto attached, contain a true, accurate and literal copy of articles of incorporation of Royal Finance Company, Inc. as received and filed in the office of the Secretary of State of Alabama on May 7, 1998, showing the date of incorporation as April 30, 1998, the date said instrument was filed in the office of the Judge of Probate of Coffee County.


ALABAMA
GREAT SEAL

In Testimony Whereof, I have hereunto set my hand and affixed the Great Seal of the State, at the Capitol, in the City of Montgomery, on this day.

10/03/01

Date

Jim Bennett **Secretary of State**

ARTICLES OF INCORPORATION
OF
ROYAL FINANCE COMPANY, INC.

For the purpose of forming a business corporation under Article 1, Section 10-2(b)-1.01, et seq., Code of Alabama, 1975 (Revised Alabama Business Corporation Act) and as governed by the Alabama Business Corporation Act, and any act amendatory thereof, supplementary thereto or substituted therefore (hereinafter referred to as the "Act"), the undersigned does hereby sign and adopt these Articles of Incorporation and, upon the filing for record of these Articles of Incorporation in the Office of the Judge of Probate of Coffee County, the existence of a corporation (hereinafter referred to as the "Corporation"), under the names set forth in Article I hereof, shall commence.

ARTICLE I

NAME

1.1 The name of the corporation shall be Royal Finance Company, Inc.

ARTICLE II

PERIOD OF DURATION

2.1 The period of duration of the corporation shall be perpetual.

ARTICLE III

PURPOSES, OBJECTS AND POWERS

3.1 The purposes, objects and powers of the Corporation are:

(a) To engage in the business of providing financing for consumers by way of loans for various legal purposes.

(b) To engage in any lawful business, act or activities for which a corporation may be organized under the Act, it being the purpose and intent of this Article III to invest the Corporation with the broadest purposes, objects and powers lawfully permitted to a Corporation formed under the Act.

(c) To carry on any and all aspects, ordinary or extraordinary of any lawful business and to enter into and carry out any transaction, ordinary or extraordinary, permitted by law, having and exercising in connection therewith all powers given to corporations by the laws of the State of Alabama.

ARTICLE IV

CAPITAL STOCK

4.1 The total amount of the authorized capital stock of the Corporation shall be $1,000.00 and shall be divided into 1,000 shares of the par value of $.01 per share.

4.2 The name, address and number of shares of stock held by each of the stockholders are as follows:

Nicholas R. Ash, 4102 Woodberry Dr., Dothan, Alabama 36301, 500 shares

Billy G. Giles, 3180 Highway West, Autaugaville, Alabama 36003, 500 shares

ARTICLE V

REGISTERED OFFICE AND REGISTERED AGENT; PRINCIPAL OFFICE

5.1 The location and mailing address of the initial registered office of the Corporation shall be 1117 Highway 84 Bypass, Enterprise, Alabama 36330.

5.2 The initial registered agent at such address shall be Bill Carr.

5.3 The principal office of the Corporation is 1117 Highway 84 Bypass, Enterprise, Alabama 36330.

ARTICLE VI

INITIAL BOARD OF DIRECTORS

6.1 The number of directors constituting the initial Board of Directors shall be two(2).

6.2 The name and address of the person who is to serve as director until the first annual meeting of the shareholders or until their successors be elected and qualify are:

DIRECTOR	ADDRESS
Nicholas R. Ash	4102 Woodberry Dr., Dothan, Al. 36301,

Billy G. Giles 3180 Highway West, Autaugaville, Al. 36003

ARTICLE VII

OFFICERS

7.1 The names and address of the persons who are to serve as officers of the Corporation are as follows:

OFFICERS	ADDRESS
Nicholas R. Ash- President/Secretary	4102 Woodberry Road, Dothan, Al. 36301
Billy G. Giles-Vice-president/Treasurer	3180 Highway West, Autaugaville, Al. 36003

ARTICLE VIII

INCORPORATORS

8.1 The name and address of the incorporator is:

NAME	ADDRESS
Nicholas R. Ash	4102 Woodberry Road, Dothan, Alabama 36301

ARTICLE IX

INTERNAL AFFAIRS

9.0 The following provisions for the regulation of the business and for the conduct of the affairs of the Corporation, the directors and the shareholders are hereby adopted.

9.1 The initial by-laws of the Corporation shall be adopted by the shareholders. The power to alter, amend, or repeal the by-laws or adopt new by-laws shall be vested in the Board of Directors and the shareholders, or either of them, which power may be exercised in the manner and to the extent provided, however, that the Board of Directors may not alter, amend or repeal any by-law establishing the number of directors, the time or place of shareholders' meetings, or which was adopted by the shareholders and specifically provides that it cannot be altered, amended or repealed by the Board of Directors. The by-laws may contain any provisions for the regulation of the business



and for the conduct of the affairs of the Corporation, the directors and shareholders not inconsistent with the Act or these Articles of Incorporation.

9.2 The business and affairs of the Corporation shall be managed by the Board of Directors. The number of directors comprising the initial Board of Directors shall be the number of persons listed as directors in Article VI hereof. Thereafter, the number of directors of the Corporation shall be fixed from time to time by the by-laws, or, in the absence of a by-law fixing the number of directors, the number of directors shall be the same as the number comprising the initial Board of Directors. The number of directors may be increased or decreased from time to time by amendment to the by-laws, provided that the Board of Directors shall consist of not less than one natural person, and that no decrease shall have the effect of shortening the term of any incumbent director.

9.3 Any contract or other transaction which is fair and reasonable to the Corporation between the Corporation and one or more of its directors, or between the Corporation and any firm of which one or more of its directors are members or employees, or in which they are financially interested, or between the Corporation and any corporation or association of which one or more of its directors or shareholders, members, directors, officers, or employees, or in which they are financially interested, shall be valid for all purposes, notwithstanding the presence of the director or directors at the meeting of the Board of Directors of the Corporation or any committee thereof that acts upon, in reference to, the contract or transaction if either the fact of such interest shall be disclosed or known to the Board of Directors or such committee, as the case may be, the Board of Directors or such committee shall, nevertheless, authorize or ratify the contract or transaction or the fact of such relationship or interest is disclosed to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent. The interested director or directors shall not be counted in determining whether a quorum is present and shall not be entitled to vote on such authorization or ratification. This section shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common and statutory law applicable to it. Each and every person who may become a director of the Corporation is hereby relieved from any liability that might otherwise arise by reason of his contracting with the Corporation for the benefit of himself or any firm or corporation in which he may be in anywise interested.



9.4 (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had



no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) Any indemnification under subsections (a) and (b) [unless ordered by the court] shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim, action, suit or proceeding, or (2) if such quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

(d) Expenses (including attorneys' fees) incurred in defending a civil or criminal claim, action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such claim, action, suit or proceeding as authorized in the manner provided in subsection (d) upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if and to the extent that it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section.

(e) The indemnification authorized by this Section shall not be deemed exclusive of and shall be in addition to any other rights to which those indemnified may be entitled under any statute, rule of law, provision of articles or certificate of incorporation, by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as





to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section.

9.5 The Corporation reserves the right from time to time to amend, alter or repeal each and every provision contained in these Articles of Incorporation, or to add one or more additional provisions, in the manner now or hereafter prescribed or permitted by the Act, and all rights conferred upon shareholders at any time are granted subject to this reservation.

IN TESTIMONY WHEREOF, the undersigned incorporator has hereunto set his hand and seal on this the 29th day of April, 1998.

______________________ (L.S.)
NICHOLAS R. ASH

THIS INSTRUMENT PREPARED BY:
CASSADY, FULLER & MARSH
Attorneys at Law
P.O. Box 310910
Enterprise, Alabama 36331

STATE OF ALABAMA COFFEE COUNTY ENTERPRISE DIVISION
I, William D. Cammill, Judge of Probate of said County, hereby certify that the foregoing instrument was filed in my office for record on the 30 day of April 1998 at 9:35 o'clock A.M. and duly recorded in DIL book 11 page 379-385 and examined.
I further certify that the privilege tax of $ NONE has been paid as required by law.
Judge of Probate

#95163

Posted by: [signature] Checked by: [initials]

STATE OF ALABAMA

I, Jim Bennett, Secretary of State of the State of Alabama, having custody of the Great and Principal Seal of said State, do hereby certify that

pursuant to the provisions of Section 10-2B-4.02, Code of Alabama 1975, and upon an examination of the corporation records on file in this office, the following corporate name is reserved as available:

Royal Finance Company, Inc.

This domestic corporation name is proposed to be incorporated in Coffee County and is for the exclusive use of Nancy Lucas, 108 Sheffield Road, Enterprise, AL 36330 for a period of one hundred twenty days beginning April 7, 1998 and expiring August 6, 1998.

COFFEE COUNTY, STATE OF ALABAMA
ENTERPRISE, AL
I, WILLIAM O. GAMMILL, Judge of Probate in and for said State and County, hereby certify that the within and foregoing is a true, correct and exact copy of Articles of Incorporation as the same appears as recorded in my office.
Given under my hand and seal of office this 30 day of April, 19 98
William O. Gammill
JUDGE OF PROBATE, COFFEE COUNTY, ALABAMA
ENTERPRISE DIVISION

In Testimony Whereof, I have hereunto set my hand and affixed the Great Seal of the State, at the Capitol, in the City of Montgomery, on this day.



ALABAMA
GREAT SEAL

April 7, 1998
Date

RECEIVED
MAY - 7 1998
SECRETARY OF STATE

[signature]

Jim Bennett **Secretary of State**

STATE OF ALABAMA

I, Jim Bennett, Secretary of State of the State of Alabama, having custody of the Great and Principal Seal of said State, do hereby certify that

as appears on file and of record in this office, the pages hereto attached, contain a true, accurate and literal copy of articles of amendment to the articles of incorporation of Royal Finance Company, Inc. as received and filed in the office of the Secretary of State of Alabama on January 5, 1999, showing the date of amendment as December 31, 1998, the date said instrument was filed in the office of the Judge of Probate of Coffee County.


ALABAMA
GREAT SEAL

In Testimony Whereof, I have hereunto set my hand and affixed the Great Seal of the State, at the Capitol, in the City of Montgomery, on this day.

10/03/01

Date

Jim Bennett **Secretary of State**

195-163

Posted by: Checked by:

STATE OF ALABAMA,

COUNTY OF COFFEE.

Sec. State Fee 0.00, PJ Fee 10.00, Name Res. Fee 0.00, Clocking Fee 1.00, SPJ Fee 6.00, TOTAL 17.00

Recorded In OFFREC BK 104 PG 548, 12/31/1998 02:41PM
William O. Gammill, Probate Judge, Coffee County - Enterprise Div

AMENDED ARTICLES OF INCORPORATION
OF
ROYAL FINANCING COMPANY, INC.
"A CLOSE CORPORATION"

The undersigned, who are duly authorized to act on behalf of Royal Financing Company, Inc. hereby adopt the following amendment to Article IV of its articles of incorporation recorded in the Office of the Judge of Probate, Coffee County, Alabama (Enterprise Division) in Official Record Book 81 page 379:

ARTICLE IV

CAPTIAL STOCK

Paragraph 4.1 is amended to read "$10.00" instead of "$1,000.00." The remaining portion of said paragraph is unamended.

IN TESTIMONY WHEREOF, witness the hand of the undersigned on this the 31st day of December, 1998

Its Chief Executive Officer/Secretary

THIS INSTRUMENT PREPARED BY:

CASSADY, FULLER & MARSH
Post Office Drawer 310910
Enterprise, Alabama 36331
(334) 347-2626



RECEIVED
5 1999
SECRETARY
OF STATE

COFFEE COUNTY, STATE OF ALABAMA
ENTERPRISE, AL

I, WILLIAM O. GAMMILL, Judge of Probate in and for said State and County, hereby certify that the within and forgoing is a true, correct and exact copy of Amended Articles

as the same appears on recorded in my office.

Given under my hand and seal of office this 31 day of December 1998

William O. Gammill

JUDGE OF PROBATE, COFFEE COUNTY, ALABAMA
ENTERPRISE DIVISION

STATE OF ALABAMA

I, Jim Bennett, Secretary of State of the State of Alabama, having custody of the Great and Principal Seal of said State, do hereby certify that

as appears on file and of record in this office, the pages hereto attached, contain a true, accurate and literal copy of articles of amendment to the articles of incorporation of Royal Finance Company, Inc. as received and filed in the office of the Secretary of State of Alabama, showing the date of amendment as April 6, 2000, the date said instrument was filed in the office of the Judge of Probate of Coffee County.


ALABAMA
GREAT SEAL

In Testimony Whereof, I have hereunto set my hand and affixed the Great Seal of the State, at the Capitol, in the City of Montgomery, on this day.

10/03/01

Date

Jim Bennett

Jim Bennett **Secretary of State**

Recorded In OFFREC BK 130 PG 430, 04/06/2000 11:17AM
William O. Gammill, Probate Judge Coffee County

THIS INSTRUMENT PREPARED BY:
Timothy A. Bush
Sirote & Permutt, P.C.
P.O. Box 55727
Birmingham, Alabama 35255-5727

STATE OF ALABAMA)

COFFEE COUNTY)

SECOND ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION OF ROYAL FINANCE COMPANY, INC.

Pursuant to the Code of Alabama, Sections 10-2B-10.01 and 10-2B-10.06, the undersigned corporation, **ROYAL FINANCE COMPANY, INC.**, a corporation organized and existing under the laws of the State of Alabama, hereby submits the following:

1. The name of the corporation is ROYAL FINANCE COMPANY, INC.

2. The Articles of Incorporation shall be amended as follows:

ARTICLE III of the Articles of Incorporation is hereby amended by inserting therein the following provisions as new subsections (b) and (c) and re-lettering the existing subsections (b) and (c) as new subsections (d) and (e):

"(b) To serve as an agent for the sale of insurance policies, including without limitation, credit life, credit accident and health, credit property and any other insurance policies or products offered by duly licensed insurers.

(c) To serve as an agent for the sale of insurance policies, including without limitation, accidental death and dismemberment, life, disability, property, casualty and any other insurance policies or products offered by duly licensed insurers."

ARTICLE III is hereby further amended by inserting the following paragraph at the end thereof:

"The foregoing clauses shall be construed as purposes for which the Corporation is organized, in addition to those powers specifically conferred upon the Corporation by law, and it is hereby expressly provided that the foregoing specific enumeration of powers shall not be held to limit or restrict in any manner the powers of the Corporation otherwise granted by law."

3. The Amendment to the Articles of Incorporation was approved by a unanimous vote of the Directors and the Shareholders, on the 23rd day of Feb, 2000, on which date there were One Thousand (1,000) shares outstanding and entitled to vote thereon.

The within Articles of Amendment are being filed in the Office of the Judge of Probate of Coffee County, Alabama, for the purpose of effecting such amendment in accordance with the requirements of Code of Alabama 1975, Section 10-2B-1.25.

IN WITNESS WHEREOF, the undersigned corporation, by its duly authorized officer and with full authority, has executed this Amendment to Articles under seal as of this 23rd day of FEB, 2000.

ROYAL FINANCE COMPANY, INC.

By: Billy G. Giles
Billy G. Giles
President

COFFEE COUNTY, STATE OF ALABAMA
ENTERPRISE, AL
I, William O. Gammill, Judge of Probate in and for said state and county, hereby certify that the within and foregoing is a true, correct and exact copy of Corporation
as the same appears on recorded in my office.
Given under my hand and seal of office this 6
day of April 2000
William O. Gammill
JUDGE OF PROBATE, COFFEE COUNTY, ALABAMA
ENTERPRISE DIVISION

BYLAWS
OF
Royal Finance Company

ARTICLE I

OFFICES

The principal office of the Corporation shall be located and situated in the State of Alabama. The Corporation may also have such other offices, within and/or without the State of Alabama, as the Board of Directors may from time to time decide or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

Section 1. Annual Meetings.

The annual meeting of the shareholders, beginning with the year 1998, shall be held on the 10th day of the month of September, if not a Sunday or legal holiday, and if a Sunday or legal holiday, then on the next business day following, at 10 o'clock a.m. At such Annual Meeting, the shareholders shall elect the Board of Directors and transact such other business as may come before the meeting.

Section 2. Special Meetings.

Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chief Executive Officer or the President and shall be so called at the request, in a writing stating the purpose(s) of the requested Special Meeting, of any one member of the Board of Directors or of shareholders who together hold at least 50% of the entire issued and outstanding capital stock of the Corporation and are entitled to vote. Business transacted at any special meeting of shareholders shall be limited to the purposes specifically described in the Notice of Meeting.

Section 3. Place of Meetings.

All meetings of the shareholders shall be held at such place, within or without the State of Alabama, as may be designated from time to time by the Board of Directors. If no designation is made, the place of the meeting shall be the principal offices of the Corporation.

Section 4. Notice of Meetings.

A written Notice of Meeting or, when applicable, Notice of Special Meeting, stating the purpose(s) for which the meeting is called and stating the place, date, and hour of the meeting, shall be delivered to each shareholder entitled to vote at such meeting not less than fourteen nor more than sixty days before the date of the meeting. If "delivery" is to be accomplished by mail, the Notice shall be deemed to be "delivered" when deposited in the United States mail, postage prepaid, addressed to the shareholder at the last address recorded for such shareholder in the stock ledger/book(s) of the Corporation.

A written Waiver of Notice, signed by the person(s) entitled to such notice, shall be deemed equivalent to the required notice.

Section 5. List of Shareholders.

At least twenty days prior to any meeting of shareholders, the officer in charge of the stock ledger/books of the Corporation shall make a complete list of all shareholders entitled to vote at the meeting, arranged in alphabetical order, showing the name, address, and number of shares held by each shareholder. Such list shall be produced and kept open at the principal offices of the Corporation for examination and/or inspection by any shareholder, for any purpose, during ordinary business hours, for a period of not less than twenty days immediately preceding the meeting. The list shall also be produced at, and kept open during, the meeting, and may be inspected by any shareholder who is present at the meeting.

Section 6. Quorum.

The holders of a majority of the issued and outstanding shares of the Corporation and entitled to vote, present in person or by proxy, shall constitute a quorum at any meeting of the shareholders. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote, present in person or represented by proxy, shall have the power to adjourn the meeting without notice to a future date at which a quorum shall be present. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Section 7. Proxies.

A written proxy, executed by a shareholder or his or her duly authorized attorney-in-fact and filed with the Secretary of the Corporation before or at the time of any meeting of shareholders, may be used to vote any or all of the voting shares of such shareholder. Unless specifically provided otherwise in the written proxy, no proxy shall be voted on after the first anniversary of its execution. Every proxy shall be revocable by the shareholder executing it, except where an irrevocable proxy is permitted by statute and the proxy specifically states that it shall be irrevocable.

Section 8. Voting.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the incorporating documents, a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless otherwise provided in the incorporating documents or by statute, each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder. Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares.

Section 9. Written Consent.

Unless otherwise provided by law or in the incorporating documents, any action required to be taken at any meeting of shareholders of the Corporation, or any other action which may be taken at any meeting of the shareholders, may be taken without a meeting, without notice and without a vote, if a written consent, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such consent shall be filed with the minutes of the Corporation.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Function, Authority, and Compensation.

The property, business, and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or otherwise required to be exercised by the shareholders. The Board of Directors shall have the authority from time to time to fix the compensation of Directors and to authorize the payment of expenses relating to service on the Board.

Section 2. Number.

The Corporation shall have two Directors serving on the Board of Directors.

Section 3. Election and Term.

Each person named in the Articles or Certificate of Incorporation as a member of the first Board of Directors shall hold such office until the First Meeting of Shareholders and until his or her successor shall have been elected and qualified or until his or her resignation, removal, or death.

At the First Meeting of Shareholders and at each annual meeting thereafter, the shareholders shall elect directors to hold office until the next election. Each Director shall hold such office until his or her successor shall have been elected and qualified or until his or her resignation, removal, or death.

Section 4. Vacancies.

Any vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of Directors, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified , or until his or her resignation, removal, or death.

Section 5. Removal.

At any Annual Meeting of Shareholders or at a Special Meeting of Shareholders called expressly for such purpose, any Director(s) or the entire Board of Directors may be removed, with or without cause, by a majority vote of the issued and outstanding shares of the Corporation eligible to vote.

Section 6. Place of Meetings.

The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Alabama, at such place as may be designated from time to time by the Board. If no designation is made, the place of meetings shall be the principal offices of the Corporation.

Section 7. Notice of Meetings.

Regular meetings of the Board of Directors may be held with forty-eight (48) hours' notice on such dates and at such times as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chief Executive Officer or the President on two days' notice to each director, by phone, mail, electronic mail, or telegram, setting forth the time, place, and purpose of the meeting. Special meetings shall be called by the Chief Executive Officer or Secretary in like manner and on like notice on the written request of at least two directors.

Notice of a meeting need not be given to any Director who signs a Waiver of Notice either before or after a meeting. Attendance of a Director at a meeting shall constitute a Waiver of Notice of such meeting and a waiver of any and all objections to the place or time of the meeting, unless the Director states, at the beginning of the meeting, any objections to the transaction of business because the meeting was not lawfully called or convened.

Section 8. Telephonic Meetings and Action Without a Meeting.

Members of the Board of Directors may participate in a meeting of the Board as if present in person by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Any action required to be taken at a meeting of the Board or which may be taken at any meeting of the Board, may be taken without a meeting, if all Directors consent thereto in writing, and such writing(s) is/are filed with the Minutes of the proceedings of the Board. Such consent shall have the same effect as a unanimous vote.

Section 9. Voting.

A majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum is not present, a majority of the directors present may adjourn the meeting until an announced date and time.

Section 10. Presumption of Assent.

At any meeting of the Board at which action is taken on a corporate matter, each Director in attendance shall be presumed to assent to the action unless such director's dissent is entered in the Minutes of the meeting or unless any such dissent is filed with the Secretary.

ARTICLE IV

OFFICERS

Section 1. Positions.

The officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chief Executive Officer, President, a Secretary, and a Treasurer. The Board of Directors may also choose additional officers or assistant officers, and/or a Chairman of the Board.

Section 2. Election and Term.

At its first meeting and following each Annual Meeting of Shareholders, the Board shall elect the officers. Each officer shall hold his or her office until his or her successor shall be duly elected and qualified, or until his or her resignation, removal, or death.

Section 3. Removal.

Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of Directors.

Section 4. Salaries.

Officers' salaries shall be fixed from time to time by the Board of Directors.

Section 5. Chief Executive Officer.

The Chief Executive Officer shall be the chief executive officer of the Corporation and shall have general and active supervision and management of the business and affairs of the Corporation. He or she shall enforce and/or effect all orders and resolutions of the Board of Directors and shall preside at all Shareholders' and Board of Directors' meetings. The Chief Executive Officer shall have the authority to sign checks and to execute all bonds, deeds, mortgages, conveyances, contracts, and other instruments on behalf of the Corporation. The Chief Executive Officer shall have the power to appoint or hire such agents and employees as in his or her judgment may be necessary or proper for the transaction of the business or affairs of the Corporation.

Section 6. President.

The President shall, in the absence of the Chief Executive Officer, perform and exercise the duties and powers of the Chief Executive Officer with the same force and effect as if performed by the Chief Executive Officer and shall generally assist the Chief Executive Officer and perform any duties given to him or her from time to time by the Board of Directors. The President shall have the authority to sign checks and to execute all bonds, deeds, mortgages, conveyances, contracts, and other instruments on behalf of the Corporation. The President shall have the power to appoint or hire such agents and employees as in his or her judgment may be necessary or proper for the transaction of the business or affairs of the Corporation.

Section 7. Secretary.

The Secretary shall have custody of and maintain the non-financial corporate records of the Corporation and he or she shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or Chief Executive Officer.

Section 8. Treasurer.

The Treasurer shall have the custody of the corporate funds and financial records and shall keep full and accurate accounts of receipts and disbursements. He or she shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer, the Board of Directors, and the Shareholders at regular meetings, or when the Board of Directors so requires, an account of all of his or her transactions as Treasurer and of the financial condition of the Corporation.

ARTICLE VI

STOCK CERTIFICATES

Section 1. Certificates for Shares

Every holder of shares of the Corporation shall be entitled to have a certificate certifying the number of shares owned by that person. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares.

The Corporation shall register a Stock Certificate presented to it for transfer provided that it is properly endorsed by the holder of record or by his or her duly authorized representative, who shall furnish proper evidence of authority to transfer.

Section 3. Lost Certificate.

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall be from July 1 to June 30 .

ARTICLE VIII

AMENDMENTS

These bylaws may be amended, revised, or repealed or new bylaws may be adopted by the shareholders or by the Board of Directors at any meeting of the shareholders or of the Board of Directors.

ARTICLE IX

INDEMNIFICATION

The Corporation shall indemnify to the full extent authorized or permitted by the general corporation law of the State of Alabama any person made, or threatened to be made, a party to any threatened, pending, or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative, including an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or serves or served any other enterprise as such at the request of the Corporation. This right of indemnification shall not be deemed exclusive of any other rights to which such persons may be entitled apart from this Article. The foregoing right of indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, representatives, and administrators.

Signed this 31 day of July, 1981.

[signature]
Secretary of Corporation

ROYAL FINANCE COMPANY, INC.

FOUR YEAR, NON-NEGOTIABLE, SUBORDINATED, UNSECURED NOTE

$________________ Enterprise, Alabama ______________ ___, 2001

FOR VALUE RECEIVED, **ROYAL FINANCE COMPANY, INC.**, an Alabama corporation ("Maker"), the principal office of which is located at 1255 Rucker Boulevard, Enterprise, Alabama 36330, promises to pay to ______________________________, an individual residing at ____________________________________ ("Payee"), in lawful money of the United States of America, the principal sum of ____________________ Dollars ($______________), together with interest in arrears on the unpaid principal balance at an annual rate equal to the following:

Check One	Initial	
[ ]	_____	**Prime.** The holder of this note may demand on 10 days' written notice prepayment of principal and accrued but unpaid interest on any **six month anniversary** of the date of issuance.
[ ]	_____	**Prime Plus One (1) Percent.** The holder of this note may demand on 10 days' written notice prepayment of principal and accrued but unpaid interest on any **annual anniversary** of the date of issuance.
[ ]	_____	**Prime Plus Two (2) Percent.** The holder of this note may demand on 10 days' written notice prepayment of principal and accrued but unpaid interest on any **two year anniversary** of the date of issuance.
[ ]	_____	**Prime Plus Two and One-Half (2½) Percent.** The holder of this note may demand on 10 days' written notice prepayment of principal and accrued but unpaid interest on the **three year anniversary** of the date of issuance.
[ ]	_____	**Prime Plus Three (3) Percent.** The payment of principal and accrued but unpaid interest cannot be demanded before the **maturity** date.

The term "Prime" as used above means the prime rate as published in the Wall Street Journal, Southeast Edition, as adjusted on the last day of each month.

Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.

1. *Payment.*

1.1 *Principal and Interest.* The principal amount of this Note shall be due and payable on the earlier to occur of (i) four years after the date hereof, (ii) as applicable, upon 10 days' written notice by Payee in accordance with the provisions set forth above, or (iii) when declared due and payable by the Payee upon the occurrence of an Event of Default (as defined below). Unless the principal amount of this Note is $5,000 or more and the holder has requested that the interest be paid on a monthly basis as provided below, interest on the unpaid principal balance of this Note shall be due and payable quarterly on each January 1, April 1, July 1, and October 1 until all outstanding principal and accrued but unpaid interest on this Note shall have been paid in full. The Payee may elect below to allow accrued interest to accumulate, in which event the accrued but unpaid interest will earn interest compounded quarterly at the same rate as set forth in this Note. If the Payee elects to accumulate interest, the holder of this Note may request payment of the accrued but unpaid interest and the interest earned thereon at any time.

Check one	Initial	
[ ]	______	Interest payable **quarterly**.
[ ]	______	Interest payable **monthly** for investments of $5,000 or more.
[ ]	______	Interest to **accumulate**, compounded quarterly at the applicable Note rate.

1.2 *Manner of Payment.* All payments of principal and interest on this Note shall be made, at Maker's option, by Maker's check at ____________________________ or at such other place in the United States of America as Payee shall designate to Maker in writing. If any payment of principal or interest on this Note is due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of Alabama.

1.3 *Prepayment Upon Death.* Notwithstanding any other provision or condition hereof, in the event of the death of the Payee, the duly appointed representative of the estate of the Payee shall have the right to demand the repayment of this Note at any time upon ten (10) days' written notice. In such event, interest shall be paid through the date of prepayment.

2. *Events of Default.*

2.1 *Events of Default.* The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder ("Event of Default"):

(a) If Maker shall fail to pay when due any payment of principal or interest on this Note and such failure continues for thirty (30) days after Payee notifies Maker in writing.

(b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors ("Bankruptcy Law"), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due.

(c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker's properties, or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 180 days.

2.2 *Notice by Maker.* Maker shall notify Payee in writing within ten days after the occurrence of any Event of Default of which Maker acquires knowledge.

2.3 *Remedies.* Upon the occurrence of an Event of Default hereunder (unless all Events of Default have been cured or waived by Payee), Payee may, at its option, (i) by written notice to Maker, declare the entire unpaid principal balance of this Note, together with all accrued but unpaid interest thereon, immediately due and payable regardless of any prior forbearance, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable costs and expenses incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys' fees.

3. *Subordination.* The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth.

3.1 *Senior Indebtedness.* As used in this Note, the term "Senior Indebtedness" shall mean the principal of and unpaid accrued interest on: (i) all indebtedness of Maker to banks, insurance companies or other financial institutions regularly engaged in the business of lending money, which is for money borrowed by Maker (whether or not secured), and whether outstanding on the date hereof or at any time hereafter, including, without limitation, the indebtedness of Maker to Finova Capital Corporation pursuant to that certain Loan and Security Agreement dated as of August 12, 1998, (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or (iii) any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor; and all indebtedness to unaffiliated note or debenture holders incurred (x) to provide working capital necessary for the proper conduct of business, or (y) to develop additional branch offices.

3.2 *Default on Senior Indebtedness.* If there should occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Maker, or if this Note shall be declared due and payable upon the occurrence of an event of default with respect to any Senior Indebtedness, then (i) no amount shall be paid by Maker in respect of the principal of or interest on this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with Maker by or on behalf of the Payee that shall assert any right to receive any payments in respect of the principal of and interest on this Note, except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding. If there occurs an event of default that has been declared in writing with respect to any Senior Indebtedness, or in the instrument under which any Senior Indebtedness is outstanding, permitting the payee of such Senior Indebtedness to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note, unless within three (3) months after the happening of such event of default, the maturity of such Senior Indebtedness shall not have been accelerated.

3.3 *Effect of Subordination.* Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 3 to receive cash, securities or other properties otherwise payable or deliverable to the Payee, nothing contained in this Section 3 shall impair, as between Maker and the Payee, the obligation of Maker, subject to the terms and conditions hereof, to pay to the Payee the principal hereof and interest hereon as and when the same become due and payable, or shall prevent the Payee, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

3.4 *Subrogation.* Subject to the payment in full of all Senior Indebtedness and until this Note shall be paid in full, the Payee shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Maker applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Maker and its creditors, other than the holders of Senior Indebtedness and the Payee, be deemed to be a payment by Maker to or on account of this Note; and for the purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which the Payee would be entitled except for the provisions of this Section 3 shall, as between Maker and its creditors, other than the holders of Senior Indebtedness and the Payee, be deemed to be a payment by Maker to or on account of the Senior Indebtedness.

3.5 *Undertaking.* By its acceptance of this Note, the Payee agrees to execute and deliver such documents as may be reasonably requested from time to time by Maker or the lender of any Senior Indebtedness in order to implement the foregoing provisions of this Section 3.

4. *Non-negotiable.* This Note is not negotiable.

5. *Miscellaneous.*

5.1 *No Stockholder Rights.* Nothing contained in this Note shall be construed as conferring upon the Payee or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of Maker or any other matters or any rights whatsoever as a stockholder of Maker.

5.2 *Waiver.* The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (i) no claim or right of Payee arising out of this Note can be discharged by Payee, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing, signed by Payee; (ii) no waiver that may be given by Payee will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on Maker will be deemed to be a waiver of any obligation of Maker or of the right of Payee to take further action without notice or demand as provided in this Note. Maker hereby waives presentment, demand, protest and notice of dishonor and protest.

5.3 *Notices.* Any notice required or permitted to be given hereunder shall be given to the Maker at its principal executive office and to the Payee at the address set forth above.

5.4 *Severability.* If any provision of this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provision of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

5.5 *Governing Law.* This Note will be governed by the laws of the State of Alabama without regard to conflicts of laws principles.

5.6 *Parties in Interest.* This Note shall bind Maker and its successors and assigns. This Note shall not be assigned or transferred by Payee without the express prior written consent of Maker, except by will or, in default thereof, by operation of law.

5.7 *Section Headings, Construction.* The headings of Sections in this Note are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Note unless otherwise specified. Unless otherwise expressly provided, the words "hereof" and "hereunder" and similar references refer to this Note in its entirety and not to any specific section or subsection hereof.

IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

MAKER:

ROYAL FINANCE COMPANY, INC.

By:____________________________

Nicholas R. Ash
Chief Executive Officer

SUBSCRIPTION AGREEMENT

FOR

NON-NEGOTIABLE, FOUR-YEAR, SUBORDINATED, UNSECURED NOTES

OF

ROYAL FINANCE COMPANY, INC.

1. The undersigned hereby subscribes to purchase Non-Negotiable, Four-Year, Subordinated, Unsecured Notes (the "Notes") of Royal Finance Company, Inc., an Alabama corporation, in the aggregate amount of $________ (minimum of $500.00 and even multiples of $100 thereafter), pursuant to the terms of this Subscription Agreement and the Offering Circular relating to the sale of the Notes of which I received a copy.

2. The undersigned is a bona fide resident of the State of Alabama. The undersigned agrees that the Notes are being purchased solely for investment and not with a view for distribution or resale to others.

(Check One)

[ ] Prime and prepayment of principal and accrued but unpaid interest may be demanded on any six month anniversary of the date of issuance on 10 days' written notice.

[ ] Prime Plus One (1) Percent and prepayment of principal and accrued but unpaid interest may be demanded on any annual anniversary of the date of issuance on 10 days' written notice.

[ ] Prime Plus Two (2) Percent and prepayment of principal and accrued but unpaid interest may be demanded on any two year anniversary of the date of issuance on 10 days' written notice.

[ ] Prime Plus Two and One-Half (2 ½) Percent and prepayment of principal and accrued but unpaid interest may be demanded on the three year anniversary of the date of issuance on 10 days' written notice.

____
NAME (Print)

____
SIGNATURE

____
ADDRESS

____
CITY, STATE ZIP CODE

____
SOCIAL SECURITY NUMBER

Date: ____________________

::ODMA\PCDOCS\DOCSBHM\895044\1

[ ] Prime Plus Three (3) Percent and payment of principal and accrued but unpaid interest cannot be demanded before the due date.

As used herein, the term "Prime" means the prime rate published in the Wall Street Journal, Southeast Edition, as adjusted on the last day of each month.

Amount of Notes Subscribed For:
(Minimum of $500 and even multiples of $100 thereafter):

____

Check one	**Initial**	
[ ]	______	Interest payable **quarterly**.
[ ]	______	Interest payable **monthly** for investments of $5,000 or more.
[ ]	______	Interest to **accumulate**, compounded quarterly at the applicable Note rate.

MAKE CHECKS PAYABLE TO ROYAL FINANCE COMPANY, INC.



CARR • RIGGS & INGRAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

A Limited Liability Partnership

WILLIAM H. CARR, CPA
STEPHEN C. RIGGS, CPA
PHYLLIS S. INGRAM, CPA
BRUCE E. AVERETT, CPA
MELANIE L. AMMONS, CPA
TRACY T. CONERLY, CPA
TIMOTHY D. FULMER, CPA
HILTON C. GALLOWAY, CPA
GLENN W. GILLYARD, CPA
LISA R. GOOLSBY, CPA
MARIE W. HARRISON, CPA
D. TIMOTHY HERNDON, CPA
DAVID W. JOHNSON, CPA
J. MICHAEL MADDOX, CPA
LILLIAN G. MARTIN, CPA
RICHARD A. MCKINNEY, CPA
DOUGLAS L. MIMS, CPA
DEANNA L. MULDOWNEY, CPA
BRUCE A. NUNNALLY, CPA
THOMAS J. RISALVATO, CPA
MICHAEL A. SCOTT, CPA
ASHLEY H. STAFFORD, CPA
PAUL W. STOREY, CPA
WILLIS A. TEEL, JR., CPA
JAMES F. THIELEN, CPA

ENTERPRISE
1117 BOLL WEEVIL CIRCLE
PO BOX 311070
ENTERPRISE, AL 36331
(334) 347-0088
FAX (334) 347-7650

OFFICES IN:
DESTIN, FL
DOTHAN, AL
FORT WALTON BEACH, FL
GENEVA, AL
MONTGOMERY
NICEVILLE, FL
PANAMA CITY, FL
TALLAHASSEE, FL

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the use of our report dated August 16, 2001 and to all references to our Firm included in or made a part of the Offering Circular of Royal Finance Company, Inc. to be filed with the U.S. Securities and Exchange Commission and the Alabama Securities Commission.

Carr, Riggs & Ingram, LLP

Enterprise, Alabama
January 16, 2002

ROYAL FINANCE COMPANY, INC.
DALEVILLE, ALABAMA

FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

ROYAL FINANCE COMPANY, INC.
DALEVILLE, ALABAMA
JUNE 30, 2001

TABLE OF CONTENTS



CARR • RIGGS & INGRAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

A Limited Liability Partnership

WILLIAM H. CARR, CPA
STEPHEN C. RIGGS, CPA
PHYLLIS S. INGRAM, CPA
BRUCE E. AVERETT, CPA
MELANIE L. AMMONS, CPA
TRACY T. CONERLY, CPA
TIMOTHY D. FULMER, CPA
HILTON C. GALLOWAY, CPA
GLENN W. GILLYARD, CPA
LISA R. GOOLSBY, CPA
MARIE W. HARRISON, CPA
D. TIMOTHY HERNDON, CPA
DAVID W. JOHNSON, CPA
J. MICHAEL MADDOX, CPA
LILLIAN G. MARTIN, CPA
RICHARD A. MCKINNEY, CPA
DOUGLAS L. MIMS, CPA
DEANNA L. MULDOWNEY, CPA
BRUCE A. NUNNALLY, CPA
THOMAS J. RISALVATO, CPA
MICHAEL A. SCOTT, CPA
ASHLEY H. STAFFORD, CPA
PAUL W. STOREY, CPA
WILLIS A. TEEL, JR., CPA
JAMES F. THIELEN, CPA

ENTERPRISE
1117 BOLL WEEVIL CIRCLE
PO BOX 311070
ENTERPRISE, AL 36331
(334) 347-0088
FAX (334) 347-7650

OFFICES IN:
DESTIN, FL
DOTHAN, AL
FORT WALTON BEACH, FL
GENEVA, AL
MONTGOMERY
NICEVILLE, FL
PANAMA CITY, FL
TALLAHASSEE, FL

INDEPENDENT AUDITORS' REPORT

Board of Directors
Royal Finance Company, Inc.
Enterprise, Alabama

We have audited the accompanying balance sheets of Royal Finance Company, Inc. (an S corporation) as of June 30, 2001 and 2000, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Finance Company, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carr, Riggs + Ingram, L.L.P.

CARR, RIGGS & INGRAM, L.L.P.

Certified Public Accountants

August 16, 2001



BDO
SEIDMAN
ALLIANCE
AN INDEPENDENT MEMBER

ROYAL FINANCE COMPANY, INC.
BALANCE SHEETS

ASSETS

	JUNE 30, 2001	JUNE 30, 2000
Cash and Cash Equivalents	$ 128,095	$ 97,441
Notes, Net of Unearned Interest and Fees of $923,973 and $1,467,196	8,003,101	5,341,831
Less Allowance for Loan Losses	(237,535)	(160,880)
Net Loans	7,765,566	5,180,951
Prepaid Expenses	25,546	13,727
Insurance Receivable	22,807	-
Property and Equipment, Net	123,099	105,763
Deposits	7,168	4,081
Debenture Costs, Net of Accumulated Amortization of $4,170	20,865	-
Total Assets	$ 8,093,146	$ 5,401,963

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	JUNE 30, 2001	JUNE 30, 2000
LIABILITIES		
Accrued Liabilities	$ 124,263	$ 145,251
Revolving Credit Lines	8,456,000	5,862,000
Short Term Notes Payable	159,097	50,000
Subordinated Debentures	42,120	-
Note Payable - Stockholders	89,000	124,000
Total Liabilities	8,870,480	6,181,251
STOCKHOLDERS' EQUITY (DEFICIT)		
Common Stock, Par Value $.01 (1,000 Shares Authorized, Issued and Outstanding)	10	10
Paid in Capital	99,990	99,990
Accumulated Deficit	(877,334)	(879,288)
Total Stockholders' Equity (Deficit)	(777,334)	(779,288)
Total Liabilities and Stockholders' Equity	$ 8,093,146	$ 5,401,963

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED	
	JUNE 30, 2001	JUNE 30, 2000
INTEREST REVENUE	$ 2,394,446	$ 1,227,567
INTEREST EXPENSE	(1,059,369)	(507,498)
NET INTEREST REVENUE	1,335,077	720,069
EXPENSES		
Provision for Loan Losses	(213,574)	(148,569)
NET INTEREST REVENUE AFTER PROVISION FOR LOAN LOSSES	1,121,503	571,500
OTHER REVENUE	394,547	144,981
OTHER EXPENSES		
Salaries and Benefits	(976,705)	(666,589)
Operating Expenses	(537,391)	(443,647)
NET INCOME (LOSS)	$ 1,954	$ (393,755)

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	COMMON STOCK	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
Balance - June 30, 1999	$ 10	$ 99,990	$ (457,693)	$ (357,693)
Shareholder Distributions	-	-	(27,840)	(27,840)
Net Loss	-	-	(393,755)	(393,755)
Balance - June 30, 2000	10	99,990	(879,288)	(779,288)
Net Income	-	-	1,954	1,954
Balance - June 30, 2001	$ 10	$ 99,990	$ (877,334)	$ (777,334)

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED	
	JUNE 30, 2001	JUNE 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 1,954	$ (393,755)
Adjustments		
Depreciation and Amortization	30,280	23,670
Provision For Loan Losses	213,574	148,569
Changes in Operating Assets and Liabilities:		
Increase In Deposits and Prepaid Expenses	(37,713)	(11,250)
Increase (Decrease) In Accrued Liabilities	(20,989)	88,775
Net Cash Provided (Used) In Operating Activities	187,106	(143,991)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment	(43,445)	(57,362)
Net Loans To Customers	(2,798,189)	(3,491,969)
Net Cash Used In Investing Activities	(2,841,634)	(3,549,331)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additions To Revolving Credit Line	2,594,000	3,716,000
Additions to Subordinated Debentures	42,120	-
Additions To Short Term Notes	113,215	50,000
Payments on Short Term Notes	(4,118)	-
Subordinated Debenture Costs	(25,035)	-
Distributions to Stockholders	-	(27,840)
Increase (Decrease) In Stockholders Notes	(35,000)	44,000
Net Cash Provided From Financing Activities	2,685,182	3,782,160
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,654	88,838
CASH AND CASH EQUIVALENTS - Beginning	97,441	8,603
CASH AND CASH EQUIVALENTS - Ending	$ 128,095	$ 97,441

See accompanying notes.

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Royal Finance Company, Inc.'s operations are principally related to providing financing for consumers by way of loans. The Corporation currently operates seven branches located in Prattville, Daleville, Decatur, Athens and Mobile, Alabama, and Knoxville and Hixson, Tennessee.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes - Loans are stated at the amount of unpaid principle, net of unearned interest and fees. Interest on loans is recognized over the term of the loan and is calculated using the rule of 78 method on principal amounts outstanding. Unearned fees and insurance on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Allowance for Loan Losses - The allowance for loan losses is established on the balances of notes net of unearned interest and fees at a rate of 3% at June 30, 2001 and 3% at June 30, 2000. Loans are charged against the reserve when management believes that the collectibility of the principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans.

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Ordinary repairs are expensed as incurred while the costs of parts, labor and installation incurred for betterments of fixed assets are capitalized.

Debenture Costs – Debenture costs are being amortized on the straight-line method over three years.

Income Taxes - The Corporation, with the consent of its stockholders, has elected to be taxed under the Internal Revenue Code as an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Corporation's taxable income.

Concentrations - Financial instruments that potentially subject the Corporation to credit risk include notes receivable.

Advertising Costs – Advertising costs, which are included in operating expenses, are expensed as incurred. Advertising expense for the years ended June 30, 2001 and 2000 was $59,347 and $42,294, respectively.

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 2 - NOTES

Net loans of $7,765,566 at June 30, 2001 consists of consumer loans of $8,927,075 less unearned interest and fees of $923,974 and an allowance for loan losses of $237,535.

Net loans of $5,180,951 at June 30, 2000 consists of consumer loans of $6,809,027 less unearned interest and fees of $1,467,196 and an allowance for loan losses of $160,880.

Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for ninety days or more. The accrual is resumed when the loan becomes contractually current, and past-due interest income is recognized at that time. The Company had loans past due greater than 90 days at June 30, 2001 and 2000 totaling $200,284 and $84,672, respectively. Loans classified as troubled debt restructuring, as defined in Statement of Financial Accounting Standards No. 15, as of June 30, 2001 and 2000 totaled $122,978 and $97,075, respectively. There were no foreign outstandings at June 30, 2001 and 2000. As of June 30, 2001 and 2000, management had not designated any loans as potential problem loans as defined in Section III C.2. of Industry Guide 3.

An analysis of the change in the allowance for loan losses follows:

	FOR THE YEAR ENDED	
	JUNE 30, 2001	JUNE 30, 2000
Beginning Balance	$ 160,880	$ 96,715
Loans Charged Off	(147,249)	(88,821)
Recoveries	10,330	4,417
Provision for Loan Losses	213,574	148,569
Ending Balance	$ 237,535	$ 160,880

NOTE 3 - PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

	JUNE 30, 2001	JUNE 30, 2000
Leasehold Improvements	$ 44,000	$ 38,570
Furniture and Fixtures	27,420	21,586
Equipment	115,291	83,108
	186,711	143,264
Accumulated Depreciation	(63,612)	(37,501)
Total	$ 123,099	$ 105,763

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 4 - REVOLVING CREDIT LINES

The revolving credit lines consisted of the following:

	JUNE 30, 2001	JUNE 30, 2000
Finova Capital Corporation - Credit line is $10,000,000, interest due monthly at 4% above prime, with a maturity date of July 31, 2003. Interest rate at June 30, 2001 and 2000 is 11.0% and 13.5%, respectively. Secured by notes receivable.	$ 6,701,000	$ 4,415,000
Finova Capital Corporation - Subline of $2,500,000, interest due monthly at 6% above prime, with a maturity date of July 31, 2003. Interest rate at June 30, 2001 and 2000 is 13.0% and 15.5%, respectively. Secured by notes receivable.	1,755,000	1,447,000
Total Revolving Credit Lines	$ 8,456,000	$ 5,862,000

Advances are limited to certain percentages of net eligible receivables.

These loans contain certain covenants to related financial ratios, net worth and income requirements, and restrictions on distributions to shareholders. The lender granted a waiver on the restriction of distributions to shareholders through June 30, 2000. Management is not aware of any other violations of covenants under these loans for the years ended June 30, 2001 and 2000.

NOTE 5 – SHORT TERM NOTES PAYABLE

	JUNE 30, 2001	JUNE 30, 2000
Voyager Insurance Companies – Interest due monthly at prime +2%. Principal due on demand. Secured by notes receivable.	$ 150,000	$ 50,000
American Express – Installment note with monthly payments of $1,224, including interest at 19.9%. Matures February 2002. Unsecured.	9,097	-
Total Short Term Notes Payable	$ 159,097	$ 50,000

ROYAL FINANCE COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001

NOTE 6 – DEBENTURES

	JUNE 30, 2001	JUNE 30, 2000
7% three year subordinated debentures callable November 2001.	$ 2,500	$ -
8% three year subordinated debentures callable May 2002	2,500	-
9% three year subordinated debentures, non-callable.	37,120	-
Total Debentures	$ 42,120	$ -0-

NOTE 7 - NOTES PAYABLE - STOCKHOLDERS

Notes Payable - Stockholders consist of a payable to Nicholas Ash of $81,000 and $116,000 at June 30, 2001 and 2000, respectively, and a payable to Bill Giles of $8,000 at June 30, 2001 and 2000. Payment terms are undefined depending on future decisions of management.

NOTE 8 - INTEREST COSTS

Interest cost for the years ended June 30, 2001 and 2000 was $1,059,369 and $507,498, respectively, all of which was charged to operations.

NOTE 9 - CASH FLOW INFORMATION

For purposes of the statement of cash flows, cash equivalents include all instruments with an original maturity of three months or less.

Cash paid for interest for the year ended June 30, 2001 and 2000 was $1,041,184 and $461,594, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Corporation leases its offices under non-cancelable operating leases. Rent expense under these leases for the year ended June 30, 2001 and 2000 was $79,137 and $59,522, respectively.

Future minimum lease payments under all operating leases for years ending June 30, are as follows:

2002	$ 52,197
2003	18,003
	$ 70,200

Unaudited

Royal Finance Company
Statement of Cash Flows
For the Periods Ended

	For the Period July 1, 2001 to November 30, 2001
CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$41,989.17
Adjustments to reconcile net income to net cash	
Provided by (used in) operating activities:	
Depreciation	15,141.00
Amortization	3,475.00
Provision for loan losses	111,776.73
Net (Increase) decrease in Other Assets	(2,949.11)
Net Increase (decrease) in Other Liabilities	(24,981.12)
Total Adjustments	102,462.50
Net Cash provided by (used in) operating activities	144,451.67
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net loans over principal collected	(341,396.86)
Capital expenditures	(30,686.45)
Net cash used in Investing activities	(372,083.31)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds fro Senior Debt	184,000.00
Proceeds from Subordinated Debt	(95,000.00)
Other Subordinated Debt	137,784.25
Voyager Insurance Subordinated Notes Payable	
Notes Payable - Other (Net)	(6,938.26)
Deferred Debenture Cost	(8,989.62)
Notes payable - Stockholders	-
Common Stock and Surplus	
Distributions	
Net Cash provided by financing activities	210,856.35
INCREASE (DECREASE) IN CASH	(16,775.29)
CASH AT BEGINNING OF YEAR	128,095.43
CASH AT END OF YEAR	$111,320.14
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$412,040.75
Income Taxes	$0.00

Royal Finance Company, Inc.
Allowance For Loan Losses
For The Period Ended

	July 1, 2001 to November 30, 2001
Beginning Balance	$237,535.00
Loans Charged off	(128,004.10)
Recoveries	7,598.37
Net Loans Charged Off	(120,405.73)
Provision For Losses	111,776.73
Ending Balance	$228,906.00

12/15/2001

Royal Finance Company, Inc.
Statement of Changes in Stockholders' Equity (Deficit)

Description	Common Stock	Additional Paid In Capital	Retained Earnings	Totals
Beginning of Period, July 1, 2001	10.00	99,990.00	(877,333.05)	(777,333.05)
Add Net Income			41,989.17	41,989.17
Balance at End of Period November 30, 2001	$10.00	$99,990.00	($835,343.88)	($735,343.88)

Royal Finance Company, Inc.
Balance Sheet

	November 30, 2001
Assets	
Cash	$111,320.14
Loans, net of Unearned Interest and Fees of $771,302.94	8,224,093.26
Less: Allowance for Loan Losses	228,906.00
Net Loans Receivable	7,995,187.26
Fixed Assets - Net	138,644.31
Other Assets	
Prepaid Expenses	22,991.61
Utility & Other Deposits	5,383.14
Other	30,094.07
Deferred Debenture Cost	26,379.42
Total Other Assets	84,848.24
Total Assets	$8,329,999.95
Liabilities & Shareholders' Equity (Deficit)	
Liabilities	
Accrued Liabilities	$101,439.58
Notes Payable, Offering Dated September 2000	179,904.25
Note Payable, Voyager Insurance	150,000.00
Note Payable, Finova Capital Corporation, Senior	6,885,000.00
Note Payable, Finova Capital Corporation, Senior Subordinated	1,660,000.00
Note Payable, Stockholders	89,000.00
Total Liabilities	9,065,343.83
Shareholders' Equity (Deficit)	
Common Stock, Par Value $.01 (1,000 Shares Authorized, Issued and Outstanding)	10.00
Paid In Capital	99,990.00
Accumulated Deficit	(835,343.88)
Total	(735,343.88)
Total Liabilities and Equity	$8,329,999.95

12/15/2001

Unaudited

Royal Finance Company
Income Statement
For the Period Ended

Description	Five Months Ended November 30, 2001
Interest Revenue	997,247.22
Less Interest Expense	403,427.64
Net Interest Revenue	593,819.58
Insurance Revenue	157,590.18
Other Revenue	60,625.11
Total Other Revenue	218,215.29
Total Revenue	812,034.87
Provision for Loan Losses	111,776.73
Expenses	
Salaries and Benefits	405,277.06
Other Operating Expenses	252,991.91
Total Expenses	658,268.97
Net Income	$41,989.17